EXHIBIT 99.1

CONTENTS
MD&A	2
About Forward-Looking Statements	2
About Our Business	3
Quarterly Financial Information	6
Financial Results Analysis	7
Consolidated Analysis	7
Segmented Analysis	11
Financial and Capital Management	16
Updates to Our Regulatory Environment	19
Assumptions and Risks that Could Affect Our Business and Results	22
Our Accounting Policies	24
Controls and Procedures	29
Non-GAAP Financial Measures	29
Consolidated Financial Statements	32
Notes to Consolidated Financial Statements	36

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada is, unless otherwise indicated, referred herein as Bell, and comprises our Bell Wireline and Bell Wireless segments. Bell Aliant means Bell Aliant Regional Communications Income Fund and its subsidiaries.

All amounts in this MD&A are in millions of Canadian dollars, except where noted.

Please refer to the unaudited consolidated financial statements for the third quarter of 2010 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2009 dated March 11, 2010 (BCE 2009 Annual MD&A), as updated in BCE Inc.’s 2010 First Quarter MD&A dated May 5, 2010 (BCE 2010 First Quarter MD&A) and BCE Inc.’s 2010 Second Quarter MD&A dated August 4, 2010 (BCE 2010 Second Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to November 3, 2010, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE Inc.’s annual information form for the year ended December 31, 2009 dated March 11, 2010 (BCE 2009 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar. com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q3) and nine months (YTD) ended September 30, 2010 and 2009.

About Forward-Looking Statements

This MD&A and, in particular, but without limitation, the sections of this MD&A entitled About Our Business – Other Corporate and Business Developments and Assumptions and Risks that Could Affect Our Business and Results, contain forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to the proposed acquisition by BCE of the remaining 85% interest in CTVglobemedia Inc. (CTV) that it does not already own, the expected closing date of the transaction and certain strategic benefits and operational, competitive and cost efficiencies expected to result from the transaction, the number of common shares that BCE Inc. intends to repurchase under its current common share buyback program, and the strategic priorities and business outlooks of our Bell Wireline, Bell Wireless and Bell Aliant segments and related underlying assumptions. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations at November 3, 2010 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in this MD&A for the purpose of giving information about management’s current strategic priorities, expectations and plans and allowing investors and others to get a better understanding of our business outlook and operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on November 3, 2010. Refer, in particular, to the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results for a description of certain key economic, market and operational assumptions we have used in making forward-looking statements contained in this MD&A. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, in the BCE 2010 First Quarter MD&A or in the BCE 2010 Second Quarter MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2009 Annual MD&A remain substantially unchanged.
     Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements included in this MD&A include, but are not limited to: the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants, and the resulting impact on our ability to retain existing, and attract new, customers, and on our pricing strategies and financial results; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; our ability to respond to

2  BCE INC.  Q3 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

technological changes and rapidly offer new products and services; increased contributions to employee benefit plans; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; events affecting the ability of third-party suppliers to provide to us essential products and services; the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s share buyback program and dividend payments and to fund capital and other expenditures and generally meet our financial obligations; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell TV); competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions; there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained; stock market volatility; our ability to maintain customer service and keep our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; health concerns about radio frequency emissions from wireless devices; the expected timing and completion of the proposed acquisition by BCE of the remaining 85% interest in CTV that it does not already own is subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory approvals; and loss of key employees.
     These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements are described in the BCE  2009 Annual MD&A. This detailed description of risks was updated in the BCE 2010 First Quarter MD&A and in the BCE 2010 Second Quarter MD&A, and is further updated in this MD&A. Refer to Risks that Could Affect Our Business and Results for more information.
     We caution readers that the risks described above are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.
     Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 3, 2010. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

About Our Business

QUARTER IN REVIEW

Our results for the third quarter of 2010 reflected continued strong wireless growth and improved year-over-year wireline performance. We continued to accelerate our growth businesses in an increasingly competitive marketplace, while continuing to invest in the broadband networks and service programs that support our performance going forward. Healthy wireless, TV and Internet subscriber growth, combined with higher average revenue per user (ARPU) across all product lines, ongoing cost control, and disciplined capital spending, delivered solid revenue and operating income growth, margin expansion, and a 25% increase in free cash flow. We also maintained a strong balance sheet and liquidity position with a substantial cash balance of approximately $1.2 billion and access to significant committed bank credit facilities.
     Bell had revenue growth of 1.8% in Q3 2010, due mainly to strong wireless and TV revenue growth. Higher Internet revenues, in addition to increased sales of Internet protocol (IP) broadband connectivity services and data equipment to business customers, also contributed to the year-over-year improvement in operating revenues at Bell. Overall revenue growth continued to be moderated by the slow economic recovery as demonstrated by sluggish employment rates, relatively few new business formations, and cautious business spending. As expected, Bell’s revenue growth rate was lower this quarter as The Source (Bell) Electronics Inc. (The Source) and Virgin Mobile Canada (Virgin) acquisitions, which occurred on July 1, 2009, are no longer impacting year-over-year quarterly results comparisons as of Q3 2010.
     Operating income at Bell was 15.6% higher in the third quarter of 2010, as compared to the same period last year, due mainly to higher EBITDA(1) and lower restructuring and other charges. Bell’s EBITDA increased 3.1% this quarter, reflecting higher operating revenues and rigorous expense management, despite increased costs associated with acquiring a larger number of new wireless subscribers year over year and greater spending on wireless retention and handset upgrades. Cost savings were realized from vendor contract renegotiations with key IT and outsource suppliers and previously implemented labour force reductions, as well as other productivity improvements in both our field operations and call centres. Our work to drive down costs has enabled us to sustain EBITDA margins, even with incremental costs to grow and retain our customer base and sustained competitive pressures. Improved EBITDA performance at Bell this quarter also reflected lower year-over-year pension expense, decreased capital taxes and the hedging of our U.S. dollar-denominated expenses at more favourable rates compared with Q3 2009.

(1)	EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

BCE INC.  Q3 2010  QUARTERLY REPORT  3

Management’s Discussion and Analysis

     At Bell Wireless, our best-in-class HSPA+ network, leading roster of smartphone devices, and competitive promotional offers contributed to wireless data revenue growth of 39% in Q3 2010 and a higher number of new customers driven by a 7.3% increase in gross activations. While higher value postpaid net activations increased 31% to 159,465 this quarter, the best Q3 recorded and the highest quarter since Q4 2002, we lost 21,585 net prepaid customers on 15.0% fewer prepaid gross activations year over year. The decline in prepaid activations reflected aggressive acquisition offers aimed at lower value customers from the new wireless entrants and our more targeted focus on postpaid subscriber acquisitions. Accordingly, total wireless net activations increased 2.3% in Q3 2010 to 137,880.
     We added 18,538 net TV subscribers this quarter, representing a 54% decrease compared with the same quarter last year. Notwithstanding the successful commercial launch of Bell Fibe TV (our Internet Protocol Television, or IPTV, service) in September 2010 in select areas of Toronto and Montréal and increased wholesale activations, total TV net activations decreased year over year due mainly to higher retail churn resulting from aggressive pricing and promotions by our cable TV competitors. Lower gross activations in our direct channels this year also contributed to fewer TV net activations as we enjoyed strong sales in the third quarter of 2009.
     We experienced a rebound in broadband Internet subscriber growth this quarter driven by our Fibe high-speed Internet service that contributed to net activations of 21,668 in Q3 2010 compared with 21,531 in the same quarter last year. Our Internet performance this quarter also reflected fewer residential and business customer deactivations year over year.
     In our traditional local telephone business, we reduced the total number of network access service (NAS) line losses in Q3 2010 by 10.6% from growth in the number of multiple-product bundle customers, increased winbacks, fewer business access line deactivations, and high-quality service execution during the busy residential move season and back-to-school period. While we experienced fewer NAS losses year over year, the annualized rate of NAS erosion was 6.2% this quarter compared with 5.9% in the third quarter of 2009, due to a reduced customer base.
     Capital expenditures at Bell increased 7.6% this quarter to $634 million from $589 million in Q3 2009, due mainly to increased investment for the deployment of broadband fibre to residential homes and businesses in Ontario and Québec, and to ongoing grooming of Bell’s core wireline broadband network in support of our IPTV service.
     For BCE, operating revenues grew 1.3% in Q3 2010, while operating income and EBITDA increased 11.1% and 1.7%, respectively, mainly as a result of improved year-over-year performance at Bell as described above.
     BCE’s cash flows from operating activities increased to $1,670 million this quarter from $1,537 million in the previous year. Free cash flow(2) available to BCE Inc.’s common shareholders increased 25% to $812 million in Q3 2010 from $649 million in Q3 2009. The year-over-year increase was primarily the result of higher EBITDA and an improvement in working capital, offset partly by higher capital spending and pension contributions.
     Net earnings applicable to common shares for the third quarter of 2010 were $528 million, or $0.70 per share, compared with $558 million, or $0.72 per share, in the third quarter of 2009. Higher EBITDA, lower restructuring and other charges, lower interest expense, and the positive impact of fewer common shares outstanding due to share repurchases under BCE Inc.’s current normal course issuer bid (NCIB) program was offset by lower income tax expense in Q3 2009 resulting from the favourable resolution of uncertain tax positions. Similarly, Adjusted net earnings per share(3) (Adjusted EPS) decreased to $0.82 per common share in Q3 2010 from $0.84 per common share in the previous year, primarily as a result of the aforementioned lower income tax expense in Q3 2009.

Bell Customer Connections

	NET ACTIVATIONS				TOTAL CONNECTIONS

	Q3 2010	Q3 2009	% CHANGE		SEPTEMBER 30, 2010	SEPTEMBER 30, 2009	% CHANGE

NAS	(92,169)	(103,087)	10.6%		6,539,877	6,968,525	(6.2%	)

Growth services portfolio:
Wireless	137,880	134,737	2.3%		7,125,266	6,707,269	6.2%
Postpaid	159,465	121,692	31.0%		5,384,661	4,966,061	8.4%
Prepaid	(21,585)	13,045	n.m.		1,740,605	1,741,208	0.0%
High-speed Internet	21,668	21,531	0.6%		2,085,227	2,084,343	0.0%
TV	18,538	40,665	(54.4%	)	1,997,079	1,924,197	3.8%

Total growth services	178,086	196,933	(9.6%	)	11,207,572	10,715,809	4.6%

n.m.: not meaningful

(2)

Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

(3)	Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. See Non-GAAP Financial Measures – Adjusted net earnings in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

4  BCE INC.  Q3 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

OTHER CORPORATE AND BUSINESS DEVELOPMENTS

Acquisition of CTV

BCE announced on September 10, 2010 that it has agreed to acquire the remaining 85% interest in CTV that it does not already own. BCE intends to acquire this remaining 85% interest for $1.3 billion in equity value from The Woodbridge Company Limited (Woodbridge Limited), Ontario Teachers’ Pension Plan Board (Teachers) and Torstar Corporation (Torstar). Including the value of BCE’s present 15% ownership stake, the transaction has an equity value of approximately $1.5 billion. Together with $1.7 billion in proportionate debt, the total transaction value is approximately $3.2 billion. The available sources of funding for the acquisition include a new, fully committed unsecured credit facility of $2 billion entered into on October 28, 2010 by Bell Canada with a syndicate of financial institutions, $750 million in new BCE Inc. common shares that will be issued to Woodbridge Limited, or an affiliate thereof, and surplus cash on hand.
     In a separate transaction, Woodbridge Limited, through a wholly-owned subsidiary, intends to acquire ownership of the Globe and Mail, in which BCE will continue to retain a 15% equity position.
     CTV holds specialty television, digital media, conventional television and radio broadcasting assets. With video rapidly growing in popularity among Canadians, who are increasingly moving to mobile, online and digital television platforms for video content, we intend to acquire CTV’s range of video content with the objective of enhancing the execution of our strategic imperatives by seeking to leverage our broadband network investments, to accelerate video growth across all three screens – mobile, online and television – and to achieve a competitive cost structure. With 100% ownership of CTV, BCE will seek to maximize strategic and operating synergies with CTV, including the efficiency of BCE’s content and advertising spend. Effective at the time of the closing of the transaction, which is expected to occur by mid-2011, BCE will consolidate CTV’s financial results.

Commercial launch of IPTV

On September 13, 2010, we officially launched Bell Fibe TV, our new IPTV service, in several Toronto and Montréal neighbourhoods. Delivered over our advanced high-speed fibre optic network and powered by Microsoft Mediaroom multimedia software, Fibe TV complements our national Bell TV satellite service and expands TV choice and competition in major urban markets where cable has dominated. Bell Fibe TV offers a wide range of flexible programming options and innovative features, including a whole-home personal video recorder (which means all the receivers in the home are connected, allowing subscribers to view, set, delete and manage recordings from any receiver in the house as well as pause a recorded show in one room and pick it up in another), the ability to record up to four programs simultaneously, a picture-in-picture program guide, advanced search capabilities, and the fastest channel change in the market. Unlike cable, Fibe TV’s IP-based software technology makes possible many of these features and allows us to leverage Internet content and applications into the television environment, while providing the ability to instantly deliver future innovations without the need for new receivers or a visit from a technician.

Mobile TV

During the third quarter, we entered into a number of partnerships to serve the increasing demand for anywhere access to live mobile sports and news video content.
     On July 6, 2010, we announced an agreement to deliver live coverage of Canadian Football League (CFL) on TSN and RDS for the 2010 season to Bell Mobility clients on their smartphones. The service is available across Canada and includes all 2010 regular season and playoff games produced by TSN and RDS.
     On September 8, 2010, we announced an exclusive multi-year relationship to bring National Football League (NFL) regular season and post-season live games, including the Super Bowl, to Bell Mobility smartphones across Canada.
     On September 16, 2010, we announced the availability of Canada’s only all-business specialty channel, BNN (Business News Network), live on mobile phones, smartphones and tablet devices.
     On October 12, 2010, we announced a number of initiatives that will provide new and exclusive Montréal Canadiens hockey content across multiple broadband platforms. These initiatives include a TV series available to Bell customers, an official Montréal Canadiens mobile application to enable fans to closely follow their team, and the chance to vote for each game’s three stars on mobile phones or online.

Enhancing our business ICT capabilities

Subsequent to the end of the quarter, we announced two acquisitions which support our strategic imperatives to leverage wireline momentum, invest in broadband networks and services, and improve customer service.
     On October 5, 2010, we announced our purchase of Hypertec Availability Services’ hosting division, the leading top-tier data hosting provider in Québec. The acquisition provides Bell with a state-of-the-art Montréal data centre, enhancing Bell’s ability to provide co-location and managed data centre services for corporate and public sector clients. The transaction is expected to close in the fourth quarter of 2010 subject to satisfaction of customary closing conditions.
     On October 26, 2010, Bell Canada and Bell Aliant have reached an agreement for Bell Canada to purchase xwave, the division of Bell Aliant specializing in IT professional services and advanced technology solutions, including health systems and electronic medical records management. The acquisition will enhance Bell’s ability to provide an expanded portfolio of services to corporate

BCE INC.  Q3 2010  QUARTERLY REPORT  5

Management’s Discussion and Analysis

and public sector clients. The transaction is expected to close in the first quarter of 2011 subject to satisfaction of customary closing conditions.

Repurchase of common shares

During the third quarter of 2010, BCE Inc. repurchased and cancelled 4.1 million common shares for a total cost of $125 million under its 2010 NCIB program, 2.66 million of which were purchased by way of private agreement with an arm’s-length third-party seller. This brought the total number of common shares repurchased and cancelled at September 30, 2010 to 12.6 million for a total cash outlay of $375 million. BCE Inc. commenced its current share buyback program in the first quarter of this year with the intention to purchase for cancellation up to 20 million of its outstanding shares, subject to a maximum aggregate purchase price of $500 million, over a twelve-month period starting December 29, 2009 and ending on December 28, 2010.

CRTC ruling on deferral account

On August 31, 2010, the Canadian Radio-television and Telecommunications Commission (CRTC) issued its ruling as to how Bell Canada’s deferral account must be used to expand broadband service to rural and remote Canadian communities. In this decision, the CRTC increased Bell Canada’s $488 million deferral account balance to $583 million with interest and other amounts totalling $95 million and approved the use of deferral account funds totalling $306 million to expand broadband services to 112 communities in Ontario and Québec serving areas of Bell Canada and Bell Aliant that were approved by the CRTC. The CRTC also directed Bell Canada to return approximately $250 million of the deferral account balance to Bell Canada and Bell Aliant’s residential home phone customers in non-high-cost serving areas of Ontario and Québec in the form of credits, rebates or promotional offers. In light of this ruling, Bell Canada recorded a charge in the restructuring and other line item of the income statement this quarter to reflect the increased deferral account commitment as determined by the CRTC.
     For more details, refer to Updates to Our Regulatory Environment – Telecommunications Act – Key Telecommunications Issues – Commitment Under the CRTC Deferral Account Mechanism.

Quarterly Financial Information

The following table shows selected consolidated financial data of BCE, prepared in accordance with Canadian generally accepted accounting principles (GAAP), for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

		2010				2009		2008

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating revenues	4,516	4,438	4,432	4,650	4,457	4,297	4,331	4,476
EBITDA(1)	1,832	1,828	1,784	1,737	1,801	1,791	1,760	1,741
Depreciation	(647)	(630)	(610)	(704)	(636)	(630)	(625)	(683)
Amortization of intangible assets	(181)	(185)	(183)	(200)	(192)	(191)	(193)	(185)
Restructuring and other	(135)	(8)	(29)	(82)	(191)	(146)	(108)	(207)

Operating income	869	1,005	962	751	782	824	834	666
Earnings from continuing operations	555	617	637	377	584	376	412	23
Discontinued operations	–	–	–	(1)	–	(4)	(6)	(41)

Net earnings (loss)	555	617	637	376	584	372	406	(18)
Net earnings (loss) applicable to common shares	528	590	608	350	558	346	377	(48)
Net earnings (loss) per common share
Continuing operations – basic	0.70	0.78	0.79	0.46	0.72	0.45	0.49	(0.01)
Continuing operations – diluted	0.70	0.78	0.79	0.46	0.72	0.45	0.49	(0.01)
Net earnings – basic	0.70	0.78	0.79	0.46	0.72	0.45	0.48	(0.06)
Net earnings – diluted	0.70	0.78	0.79	0.46	0.72	0.45	0.48	(0.06)
Included in net earnings (loss):
Net gains (losses) on investments
Continuing operations	–	8	125	11	36	–	1	(346)
Discontinued operations	–	–	–	–	(4)	(3)	–	(26)
Restructuring and other	(93)	1	(17)	(48)	(123)	(98)	(70)	(117)
Adjusted net earnings(2)	621	581	500	387	649	447	446	441
Adjusted EPS(2)	0.82	0.77	0.65	0.51	0.84	0.58	0.57	0.55
Average number of common shares outstanding – basic (millions)	756.7	759.7	765.7	767.2	767.2	769.0	788.3	806.4

(1)

EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

(2)

The terms Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. See Non-GAAP Financial Measures – Adjusted net earnings in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

6  BCE INC.  Q3 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in Q3 2010 and YTD 2010 compared with Q3 2009 and YTD 2009. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS

	Q3 2010	Q3 2009	% CHANGE		YTD 2010	YTD 2009	% CHANGE

Operating revenues	4,516	4,457	1.3%		13,386	13,085	2.3%
Cost of revenue, exclusive of depreciation and amortization	(1,204)	(1,152)	(4.5%	)	(3,534)	(3,267)	(8.2%	)
Selling, general and administrative expenses	(1,480)	(1,504)	1.6%		(4,408)	(4,466)	1.3%

EBITDA	1,832	1,801	1.7%		5,444	5,352	1.7%
Depreciation	(647)	(636)	(1.7%	)	(1,887)	(1,891)	0.2%
Amortization of intangible assets	(181)	(192)	5.7%		(549)	(576)	4.7%
Restructuring and other	(135)	(191)	29.3%		(172)	(445)	61.3%

Operating income	869	782	11.1%		2,836	2,440	16.2%
Other (expense) income	(19)	(24)	20.8%		121	(46)	n.m.
Interest expense	(165)	(171)	3.5%		(496)	(541)	8.3%

Pre-tax earnings from continuing operations	685	587	16.7%		2,461	1,853	32.8%
Income tax (expense) recovery	(51)	87	n.m.		(414)	(227)	(82.4%	)
Non-controlling interest	(79)	(90)	12.2%		(238)	(254)	6.3%

Earnings from continuing operations	555	584	(5.0%	)	1,809	1,372	31.9%
Discontinued operations	–	–	–		–	(10)	n.m.

Net earnings	555	584	(5.0%	)	1,809	1,362	32.8%
Dividends on preferred shares	(27)	(26)	(3.8%	)	(83)	(81)	(2.5%	)

Net earnings applicable to common shares	528	558	(5.4%	)	1,726	1,281	34.7%

Earnings Per Share (EPS)	0.70	0.72	(2.8%	)	2.27	1.65	37.6%

Adjusted EPS	0.82	0.84	(2.4%	)	2.24	1.99	12.6%

n.m.: not meaningful

Operating Revenues

Total operating revenues at BCE were $4,516 million in Q3 2010 and $13,386 million in the first nine months of 2010, up 1.3% and 2.3%, respectively, from $4,457 million and $13,085 million in the corresponding periods in 2009. Higher revenues at Bell, offset partly by lower revenues at Bell Aliant, resulted in the year-over-year increase in BCE’s total operating revenues in 2010.
     Bell’s operating revenues increased 1.8% and 3.4% in the third quarter and first nine months of 2010 to $3,858 million and $11,408 million, respectively, from $3,788 million and $11,038 million in the same periods last year. The year-over-year improvement was due to higher revenues at Bell Wireless, offset partly by a decrease at our Bell Wireline segment. Total operating revenues at Bell this quarter were comprised of service revenues of $3,477 million, representing a 2.2% increase over the third quarter of 2009, and product revenues of $381 million, representing a 1.3% decline year over year. In the first nine months of 2010, Bell’s service revenues increased 1.6%, year over year, to $10,319 million, while total product revenues grew 23.4% over the previous year to $1,089 million. Bell’s product revenues declined year over year this quarter due to lower equipment sales and the impact of discounted acquisition offers in response to the high level of competitive intensity.
     Bell Wireline’s revenues decreased 0.9% in Q3 2010, due mainly to lower local access and long distance revenues reflecting reductions in both our residential and business NAS customer bases, decreased connectivity revenues stemming from business customer losses, technology substitution to IP-based services as well as competitive pricing pressures in our business and wholesale markets. In addition, we experienced continued soft demand for new access line installations from our business customers due to competitive factors and the slow speed of economic recovery. Growth in revenues from our video, Internet, and IP broadband connectivity services moderated this decline. Higher data product revenues from increased equipment sales to business customers in the financial sector also contributed to the year-over-year improvement. Year to date, Bell Wireline revenues increased 1.3% compared with the first nine months of 2009, due primarily to nine months of product revenues from The Source in 2010 versus three months in 2009.
     Bell Wireless segment revenue grew 8.1% in the third quarter of 2010 and 8.2% in the first nine months of the year, due to increased service revenues driven by a larger subscriber base and higher ARPU resulting primarily from growth in data usage.
     Revenues at Bell Aliant were 3.1% and 4.0% lower in the third quarter and first nine months of 2010 compared with the same periods last year, due to the continued decline in its local voice and long distance revenues attributable largely to competitive losses and substitution for other services. In both cases, the year-over-year decrease was partially offset by higher revenues from growth in Internet and IP-based broadband connectivity services, and an increase in wireless revenues. Higher IT product sales this quarter also moderated the decline in operating revenues in Q3 2010.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

BCE INC.  Q3 2010  QUARTERLY REPORT  7

Management’s Discussion and Analysis

Operating Expenses

Operating expenses for BCE were $2,684 million and $7,942 million in the third quarter and first nine months of 2010, respectively, compared with $2,656 million and $7,733 million in the corresponding periods in 2009. The year-over-year increases were due mainly to higher cost of revenue, offset partly by lower selling, general and administrative expenses.
     Cost of revenue was $1,204 million in the third quarter of 2010, compared with $1,152 million in the same quarter last year, representing a year-over-year increase of 4.5%. Similarly, cost of revenue in the first nine months of 2010 increased 8.2% to $3,534 million from $3,267 million in the corresponding period in 2009. In both cases, higher cost of revenue can be attributed to:

  greater year-over-year wireless subscriber acquisition and handset upgrade volumes significant growth in wireless data usage, related content and services offered due to accelerated customer adoption of smartphones and other similar mobile devices increased wireless network expenses related to the new HSPA+ network facilities and to growth in roaming higher cost of service at Bell TV driven by a larger subscriber base and increased programming costs.

Additionally, costs incurred at Bell in Q1 2010 due to our role as the sole telecommunications provider of the Vancouver Winter Olympics, and the inclusion of nine months of operating expenses from the acquisitions of The Source and Virgin starting in Q3 2009, had an unfavourable impact on cost of revenue in the first nine months of this year.
     These factors were offset partly by decreased payments to other carriers due to reduced rates for wireline traffic settled on those carriers’ networks, cost savings realized through renegotiated service contracts with certain IT vendors and outsource suppliers, and other efficiency improvements. Lower U.S. dollar hedge rates in 2010 on our U.S. dollar-denominated purchases of wireless devices, video set-top boxes (STBs) and cross-border exchange traffic also moderated the increase in cost of revenue this year.
     Selling, general and administrative expenses include salaries, wages and benefits, net benefit plans cost, bad debt expense, taxes other than income, marketing, advertising and sales commission costs, customer billing, call centre and IT costs, professional service fees and rent. Selling, general and administrative expenses decreased 1.6% to $1,480 million in Q3 2010 from $1,504 million in the same quarter in 2009 and 1.3% to $4,408 million in the first nine months of 2010 from $4,466 million in the corresponding period in 2009. In both cases, the year-over-year improvement can be attributed to:

  lower labour costs due to a reduced workforce and decreased use of outsourced labour resulting from productivity and efficiency improvements in both our field service operations and residential call centres decreased capital taxes and real estate costs

  lower net benefit plans cost.

These factors were partly offset by a number of cost increases in 2010, including higher wireless subscriber acquisition costs and retention spending, increased customer service-related costs to support a growing base of wireless subscribers using more sophisticated devices and mobile services, and increased selling and advertising expenses. Higher costs in the first half of 2010 from the inclusion of operating expenses as a result of the acquisitions of The Source and Virgin in Q3 2009 and from our sponsorship of the Vancouver Winter Olympics in Q1 2010 also tempered the year-over-year improvement in selling, general and administrative expenses in the first nine months of this year.

Operating Income

BCE’s operating income was $869 million and $2,836 million in the third quarter and first nine months of 2010, up 11.1% and 16.2%, respectively, from $782 million and $2,440 million in the corresponding periods last year, due to higher operating income at Bell.
     Bell’s operating income grew 15.6% in Q3 2010 to $674 million from $583 million in Q3 2009. Similarly, in the first nine months of this year, Bell’s operating income increased 22.6% to $2,281 million compared with $1,860 million in the first nine months of 2009. In both cases, the improvement in operating income was mainly as a result of lower restructuring and other charges in 2010, despite a ruling by the CRTC on August 31, 2010 that increased Bell Canada’s deferral account balance to reflect additional charges on our remaining commitment under the deferral account mechanism. In 2009, restructuring and other charges reflected charges for voluntary and involuntary workforce reduction initiatives (including a retirement incentive for unionized employees), the consolidation of employees to campus environments, as well as a Supreme Court of Canada ruling relating to the disposition of Bell Canada’s deferral account balance with the CRTC. Higher operating revenues and lower net benefit plans cost also contributed to the year-over-year improvement in operating income at Bell in 2010, which were partly offset by the factors described above that contributed to higher operating expenses year over year.
     Bell Aliant’s operating income was $195 million in Q3 2010 and $555 million year to date, compared with $199 million and $580 million in the same respective periods in 2009. The year-over-year decreases can be attributed to lower operating revenues, offset partly by decreased operating expenses driven largely by the positive impact of cost containment initiatives such as workforce reductions and tight control over general and administration expenses.
     See Segmented Analysis for a discussion of operating income on a segmented basis.
     See Updates to Our Regulatory Environment – Telecommunications Act – Key Telecommunications Issues – Commitment Under the CRTC Deferral Account Mechanism for a discussion of the CRTC’s August 31, 2010 ruling.

8  BCE INC.  Q3 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

EBITDA

EBITDA at BCE increased 1.7% both this quarter and year to date to $1,832 million and $5,444 million, respectively, from $1,801 million and $5,352 million in the same respective periods in 2009, due to higher EBITDA at Bell. BCE’s EBITDA margin increased slightly to 40.6% in Q3 2010 from 40.4% in the same quarter last year, but decreased slightly in the first nine months of the year to 40.7% in 2010 from 40.9% in 2009.
     Bell’s EBITDA was $1,493 million in Q3 2010, up 3.1% from $1,448 million in the same quarter last year. This corresponds to an EBITDA margin of 38.7%, representing a 0.5 percentage-point improvement over the third quarter of 2009. The increase in Bell’s EBITDA was driven by improved performance at our Bell Wireline segment, offset partly by decreased EBITDA at Bell Wireless.
     In the first nine months of 2010, Bell’s EBITDA increased 2.8% to $4,446 million from $4,324 million in 2009, representing an EBITDA margin of 39.0% compared with 39.2% last year. Bell’s year-to-date EBITDA performance in 2010 was moderated by expenses incurred in Q1 2010 for our role as exclusive telecommunications provider and sponsor of the Vancouver Winter Olympics, which was offset partly by a reversal of a pension valuation allowance that has contributed to lower pension expense this year.
     Bell Wireless’ EBITDA decreased 1.7% in the third quarter and 3.0% year to date, primarily as a result of the cost of acquiring a larger number of new subscribers year over year, increased cost of product sales driven mainly by higher volumes, and greater spending on customer retention and handset upgrades. Significantly higher wireless revenue growth as compared with the previous year moderated the decline in Bell Wireless’ EBITDA this quarter and in the first nine months of 2010.
     EBITDA at our Bell Wireline segment increased 5.4% and 5.5% in the third quarter and first nine months of 2010, respectively, mainly as a result of cost savings achieved from vendor contract renegotiations with key IT and other outsource suppliers, decreased payments to other carriers due to lower rates for traffic terminated on their networks, a decline in net benefit plans cost, lower capital taxes, as well as other operational efficiency gains resulting from productivity and service improvements in both our field operations and call centres. The continued erosion of our higher-margin legacy voice and data revenues, partly offset the improvement in Bell Wireline’s EBITDA both this quarter and year to date.
     Bell Aliant’s EBITDA was down 4.0% and 2.9% in the third quarter and first nine months of 2010, respectively. The adverse year-over-year impact of lower operating revenues on EBITDA was mitigated partly through labour-related cost reductions and other cost containment initiatives.
     Lower net benefit plans cost had a positive impact on Bell’s EBITDA in both the third quarter and first nine months of 2010. Net benefit plans cost at Bell totalled $41 million this quarter and $87 million year to date, down from $64 million and $191 million in the corresponding periods last year. The year-over-year improvement can be attributed to higher returns on plan assets in 2009 and a $500 million voluntary pension contribution made to Bell’s defined benefit plan in December 2009, offset partly by the impact of a lower discount rate on plan obligations. Bell’s net benefit plans cost in 2010 also reflected the positive impact of a reversal of a valuation allowance in the first quarter of this year. Net benefit plans cost at Bell Aliant was virtually unchanged, year over year, at $24 million and $72 million in the third quarter and first nine months of 2010, respectively compared to $22 million and $71 million in the same periods last year. Accordingly, net benefit plans cost for BCE was $65 million in the third quarter of 2010 and $159 million year to date, compared with $86 million and $262 million for the corresponding periods last year.

Depreciation and Amortization of Intangible Assets

Depreciation

Depreciation of $647 million in Q3 2010 represented an increase of $11 million, or 1.7%, compared to $636 million for the same period last year due to investment in new assets that have shorter useful lives than our legacy network assets.
     Depreciation of $1,887 million on a year-to-date basis in 2010 represented a decrease of $4 million, or 0.2%, compared to $1,891 million in 2009. The decrease was due to minor changes to depreciation rates used under the group method, partly offset by investment in new assets that have shorter useful lives than our legacy network assets.

Amortization of Intangible Assets

Amortization of intangible assets of $181 million in Q3 2010 and $549 million on a year-to-date basis in 2010 represented a decrease of $11 million, or 5.7%, and $27 million, or 4.7%, respectively, compared to the same period last year. The decreases in both periods are a result of an intangible asset becoming fully amortized at the end of 2009, partly offset by an increase in our asset base.

Restructuring and Other

We recorded restructuring and other charges of $135 million in Q3 2010 and $172 million on a year-to-date basis in 2010. These included:

  charges related to voluntary and involuntary workforce reduction initiatives of $5 million in Q3 2010 and $23 million on a year-to-date basis in 2010 at Bell and $3 million in Q3 2010 and $18 million on a year-to-date basis in 2010 at Bell Aliant

BCE INC.  Q3 2010  QUARTERLY REPORT  9

Management’s Discussion and Analysis

  charges of $3 million in Q3 2010 and $8 million on a year-to-date basis in 2010 at Bell for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives other charges of $124 million in Q3 2010 and $123 million year to date that mainly relate to the CRTC’s decision to include interest and other amounts in our deferral account balance.

We recorded restructuring and other charges of $191 million in Q3 2009 and $445 million on a year-to-date basis in 2009. These included:

  charges related to voluntary and involuntary workforce reduction initiatives of $12 million in Q3 2009 and $186 million on a year-to-date basis in 2009 at Bell and $13 million in Q3 2009 and $24 million on a year-to-date basis in 2009 at Bell Aliant charges of $13 million in Q3 2009 and $66 million on a year-to-date basis in 2009 for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives, charges for relocation, and lease vacancy and buyout costs related to the relocation to campus environments in Calgary, Toronto and Montréal other charges of $153 million in Q3 2009 and $169 million on a year-to-date basis. The charges primarily relate to the Supreme Court of Canada decision rendered in September 2009 to uphold the CRTC’s decision that the balance remaining in our deferral account could be used for broadband expansion or returned to our customers. In light of this ruling, we recorded a charge of $152 million for the years 2002 to 2006 in the third quarter of 2009.

Other (Expense) Income

Other expense of $19 million in Q3 2010 included an $11 million premium for the early redemption of $345 million of Bell Aliant’s $750 million 4.72% medium-term notes, due in September 2011. On a year-to-date basis, other income of $121 million included a gain on the sale of our investment in SkyTerra Communications Inc. partly offset by the previously discussed premium cost at Bell Aliant.
     Other expense of $46 million on a year-to-date basis in 2009 was due to a $29 million charge for the early redemption of Bell Canada’s Series M-16 debentures and a $16 million charge for the early redemption of BCE Inc.’s Series C notes.

Interest Expense

Interest expense of $165 million in Q3 2010 and $496 million on a year-to-date basis in 2010 represented a decrease of $6 million, or 3.5%, and $45 million, or 8.3%, respectively, compared to $171 million and $541 million for the same periods last year as a result of lower interest rates on existing debt and lower average debt levels.

Income Taxes

Income taxes of $51 million in Q3 2010 and $414 million on a year-to-date basis in 2010 represented an increase of $138 million, and $187 million, respectively, compared to the same period last year. In both periods, income taxes increased due to higher earnings partly offset by a decrease in the statutory tax rates in 2010. The resolution of uncertain tax positions decreased tax expense in both 2010 and 2009, but, the decrease was larger in 2009.

Non-Controlling Interest

Non-controlling interest of $79 million in Q3 2010 decreased $11 million, or 12.2%, compared to $90 million for the same period last year due to the premium cost on the partial redemption of Bell Aliant’s 4.72% medium-term notes.
     On a year-to-date basis, non-controlling interest of $238 million represented a decrease of $16 million, or 6.3%, compared to $254 million for the same period last year due to lower earnings at Bell Aliant in 2010.

Net Earnings and EPS

Net earnings applicable to common shares for the third quarter of 2010 were $528 million, or $0.70 per common share, compared to net earnings of $558 million, or $0.72 per common share for the same period last year. The decrease is mainly due to gains on investments in 2009, partly offset by a decrease in restructuring and other in Q3 2010 as compared to Q3 2009.
     Excluding the impact of restructuring and other and net gains/losses on investments, Adjusted net earnings were $621 million in the third quarter of 2010, a decrease of $28 million compared to $649 million for the same period last year. This decrease was a result of the impact of income tax resolutions, which were more favourable in 2009, partly offset by higher EBITDA and lower interest expense. As a result, Adjusted EPS decreased 2.4% in Q3 2010 to $0.82 per common share from $0.84 per common share in Q3 2009, which also reflects the positive impact of fewer outstanding common shares.
     On a year-to-date basis, net earnings applicable to common shares were $1,726 million, or $2.27 per common share compared to net earnings of $1,281 million, or $1.65 per common share for the same period last year. Net earnings were higher on a year-to-date basis in 2010 due in part to a decrease in restructuring and other as compared to 2009, as well as higher gains on investments in 2010 as compared to the same period last year.
     Excluding the impact of restructuring and other and net gains/losses on investments, Adjusted net earnings increased by $160 million, from $1,542 million to $1,702 million on a year-to-date basis in 2010. This increase was a result of higher EBITDA,

10  BCE INC.  Q3 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

lower depreciation and amortization expense, lower interest expense and fewer shares outstanding, partly offset by higher income tax expense. As a result, Adjusted EPS increased 12.6% on a year-to-date basis to $2.24 per common share from $1.99 per common share for the same period in 2009.

SEGMENTED ANALYSIS

OPERATING REVENUES	Q3 2010	Q3 2009	% CHANGE		YTD 2010	YTD 2009	% CHANGE

Bell Wireline	2,636	2,659	(0.9%	)	7,926	7,826	1.3%
Bell Wireless	1,274	1,178	8.1%		3,637	3,360	8.2%
Inter-segment eliminations	(52)	(49)	(6.1%	)	(155)	(148)	(4.7%	)

Bell	3,858	3,788	1.8%		11,408	11,038	3.4%
Bell Aliant	762	786	(3.1%	)	2,294	2,389	(4.0%	)
Inter-segment eliminations	(104)	(117)	11.1%		(316)	(342)	7.6%

Total operating revenues	4,516	4,457	1.3%		13,386	13,085	2.3%

OPERATING INCOME	Q3 2010	Q3 2009	% CHANGE		YTD 2010	YTD 2009	% CHANGE

Bell Wireline	341	229	48.9%		1,358	868	56.5%
Bell Wireless	333	354	(5.9%	)	923	992	(7.0%	)

Bell	674	583	15.6%		2,281	1,860	22.6%
Bell Aliant	195	199	(2.0%	)	555	580	(4.3%	)

Total operating income	869	782	11.1%		2,836	2,440	16.2%

Bell Wireline Segment

Bell Wireline Revenue

BELL WIRELINE REVENUE	Q3 2010	Q3 2009	% CHANGE		YTD 2010	YTD 2009	% CHANGE

Local and access	759	783	(3.1%	)	2,279	2,384	(4.4%	)
Long distance	227	264	(14.0%	)	698	813	(14.1%	)
Data	900	892	0.9%		2,721	2,723	(0.1%	)
Video	437	400	9.3%		1,299	1,176	10.5%
Equipment & other	231	241	(4.1%	)	687	493	39.4%

Total external revenues	2,554	2,580	(1.0%	)	7,684	7,589	1.3%
Inter-segment revenues	82	79	3.8%		242	237	2.1%

Total Bell Wireline revenue	2,636	2,659	(0.9%	)	7,926	7,826	1.3%

Bell Wireline’s revenues totalled $2,636 million in the third quarter of 2010, down 0.9% from $2,659 million in the third quarter of 2009. Year-over-year declines of $24 million in local and access, $37 million in long distance, and $10 million in equipment and other were partly offset by increases of $37 million in video and $8 million in data.
     In the first nine months of 2010, Bell Wireline’s revenues increased 1.3% to $7,926 million from $7,826 million in the same nine-month period in 2009. Year-over-year revenue increases of $123 million in video and $194 million in equipment and other were partly offset by decreases of $105 million in local and access, $115 million in long distance and $2 million in data.

Local and access

Local and access revenues declined 3.1% and 4.4% in the third quarter and first nine months of 2010, respectively, to $759 million and $2,279 million from $783 million and $2,384 million in the same periods in 2009. The year-over-year decrease was due mainly to ongoing NAS erosion and re-price pressures mainly within our large and mass market business segments as a result of competitive pricing offers in the marketplace. Although local and access revenues were lower year over year, the rate of decline improved significantly this quarter and was our best performance in over five years, due to the favourable impact of price increases applied at the beginning of 2010 on our Home Phone packages and the continued reduction in NAS net losses.
     Our NAS net losses in the third quarter and first nine months of 2010 were 92,169 and 321,145 respectively, representing improvements of 10.6% and 5.5% as compared to net losses of 103,087 and 339,921 in the corresponding periods last year. This result reflected lower year-over-year residential NAS line losses, which improved 10.3% in Q3  2010 and 5.7% year to date. Despite continued aggressive pricing and promotional activity by cable TV competitors and competitive local exchange carriers (CLECs), as well as the effects of wireless substitution, the year-over-year reduction in NAS line losses can be attributed to the benefits of service bundling, increased customer winbacks, fewer losses to CLECs, and good service execution during both the July residential move season in Québec and back-to-school period in August/September.
     Despite continued soft demand for new installations due to a slowly recovering economy, business NAS line losses in Q3 2010 also declined year over year, improving 11.3% in Q3 2010 and 5.1% year to date. This result was driven mainly by fewer business line disconnections as compared with 2009, reflecting economic stabilization and effective customer retention strategies.

BCE INC.  Q3 2010  QUARTERLY REPORT  11

Management’s Discussion and Analysis

     At September 30, 2010, our combined residential and business NAS customer base totalled 6,539,877 lines (comprised of 3,645,437 residential lines and 2,894,440 business lines), compared with 6,968,525 lines (comprised of 3,965,540 residential lines and 3,002,985 business lines) at the end of the third quarter of 2009. While we experienced fewer NAS losses year over year, the annualized rate of erosion on our total NAS customer base was 6.2% this quarter, compared with 5.9% in the third quarter of 2009, due mainly to the unfavourable impact of a lower customer base in 2010. On a year-over-year basis, our annualized rate of residential NAS erosion was 8.1% this quarter up from 7.6% in Q3 2009, while business NAS erosion was relatively unchanged at 3.6% compared with 3.7% in Q3 2009. However, compared to the first and second quarters of this year, our annualized rates of residential and business NAS erosion have remained essentially stable.

Long distance

Long distance revenues were $227 million and $698 million in the third quarter and first nine months of 2010, compared with $264 million and $813 million in the same periods in 2009. The year-over-year decreases of 14.0% and 14.1% primarily reflected lower billed minute volumes resulting from residential and business NAS line erosion, toll competition, rate pressures in our business and wholesale markets, as well as technological substitution to wireless and Internet. The continuing shift by residential customers towards unlimited or high-usage packages for a set monthly price instead of per-minute rates and the increased adoption of lower-priced rate plans by small business customers to optimize overall telecom spending also contributed to lower long distance revenues in 2010 compared with the previous year.

Data

Data revenues totalled $900 million in Q3 2010, up 0.9% from $892 million in the same quarter last year. The year-over-year increase was attributable to higher residential Internet service revenue driven primarily by ARPU growth, higher IP broadband connectivity revenues generated by our Business Markets unit, as well as increased sales of data-related equipment to large business customers in the financial sector. The on-going decline in legacy data revenues largely offset the improvement in data revenues this quarter. The decline in legacy data revenues can be attributed to continued business customer migration to IP-based systems, competitive losses, pricing pressures in our business and wholesale market segments, and a lower volume of digital network access circuits in use by our business customers due to continued cautious spending in the current economic environment. In the first nine months of 2010, data revenues were essentially unchanged at $2,721 million compared with $2,723 million last year.
     We added nearly the same number of net high-speed Internet subscribers in the third quarter of 2010 as we did in the same quarter last year, despite a maturing Internet market, increased wireless substitution, and our competitors’ continuing aggressive acquisition offers particularly during the back-to-school period. Our performance this quarter also reflected fewer residential and business customer deactivations year over year. This resulted in net activations in Q3 2010 of 21,668 compared with 21,531 in Q3 2009, bringing our total number of high-speed Internet connections at September 30, 2010 to 2,085,227. In the first nine months of 2010, we added 28,236 new net high-speed Internet subscribers, compared with 29,810 in the corresponding period in 2009.

Video

Video revenues increased 9.3% in the third quarter of 2010 and 10.5% in the first nine months of this year to $437 million and $1,299 million, respectively, from $400 million and $1,176 million in the corresponding periods last year, as a result of higher ARPU and a larger customer base. Video ARPU in Q3 2010 was up 5.8%, or $3.99, to $73.34 per month from $69.35 per month in Q3 2009. The year-over-year improvement in video ARPU was due to customer upgrades to higher-priced programming packages, driven partly by increased customer adoption of premium STBs, and price increases. Similarly, video ARPU in the first nine months of 2010 increased $4.05 or 5.9%, year over year to $73.11 per month.
     We added 18,538 net video subscribers in the third quarter of 2010, compared with 40,665 in the same quarter last year. This brought the total number of net activations in the first nine months of 2010 to 48,202, down from 72,426 in the corresponding nine-month period in 2009. Even with the commercial launch of Bell Fibe TV (our IPTV service) on September 13, 2010 in select areas of Toronto and Montréal, which had a positive impact on new customer activations late in the quarter, and increased wholesale activations, total video net activations decreased year over year due mainly to higher retail churn as a result of aggressive competitive pricing and promotional activity during the quarter by the cable TV operators. Our video churn rate in the third quarter and first nine months of 2010 increased to 1.6% and 1.3%, respectively, from 1.4% and 1.2% in the corresponding periods last year. At September 30, 2010, our video subscriber base totalled 1,997,079, representing a 3.8% increase since the end of Q3 2009.

Equipment & other

Equipment and other revenues decreased 4.1% this quarter to $231 million from $241 million in Q3 2009. The year-over-year decline was due mainly to lower year-over-year equipment sales, as well as to promotional offers at Bell TV that reduced the average retail price of our premium video STBs. In the first nine months of 2010, equipment and other revenues increased 39% to $687 million from $493 million in the same period in 2009, mainly as a result of the acquisition of The Source in the third quarter of 2009.

12  BCE INC.  Q3 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Wireline Operating Income

Operating income for our Bell Wireline segment was $341 million in the third quarter of 2010, up 49% from $229 million in the third quarter of 2009. Similarly, in the first nine months of this year, our Bell Wireline segment reported operating income of $1,358 million, compared with $868 million in the first nine months of 2009. In both cases, the year-over-year increases were due primarily to:

  higher video, Internet and IP broadband connectivity services revenue a decline in labour costs due to a reduced workforce and decreased use of outsourced labour resulting from productivity and efficiency improvements in both our field operations and residential services call centres decreased payments to other carriers due to reduced rates for traffic settled on their networks cost savings realized through renegotiated service contracts with certain IT vendors and other outsource suppliers lower U.S. dollar hedge rates in 2010 on our U.S. dollar-denominated purchases decreased capital taxes and real estate costs

  decreased net benefit plans cost

  lower restructuring and other expense.

The favourable impact on operating income in 2010 from these factors was partly offset by:

  a reduction in higher-margin legacy voice and data revenues due to the erosion of our residential NAS customer base, business customer losses and competitive pricing pressures higher cost of service at Bell TV driven by a larger subscriber base and increased programming costs due to the addition of new content and higher rates charged.

In addition, higher operating expenses and marketing costs incurred at Bell in the first quarter related to our sponsorship of the Vancouver Winter Olympics moderated Bell Wireline’s operating income year to date in 2010.

Bell Wireless Segment

Bell Wireless Revenue

BELL WIRELESS REVENUE	Q3 2010	Q3 2009	% CHANGE		YTD 2010	YTD 2009	% CHANGE

Service	1,160	1,056	9.8%		3,330	3,047	9.3%
Product	103	106	(2.8%	)	273	276	(1.1%	)

Total external revenues	1,263	1,162	8.7%		3,603	3,323	8.4%
Inter-segment revenues	11	16	(31.3%	)	34	37	(8.1%	)

Total Bell Wireless revenue	1,274	1,178	8.1%		3,637	3,360	8.2%

Bell Wireless operating revenues, comprised of network service and product revenues, increased 8.1% to $1,274 million in Q3 2010 and 8.2% to $3,637 million in the first nine months of 2010 from $1,178 million and $3,360 million, respectively, in the same periods last year.
     Wireless service revenue grew 9.8% this quarter to $1,160 million from $1,056 million in Q3 2009. The year-over-year improvement was the result of subscriber base growth and increased ARPU. Similarly, wireless service revenues increased 9.3% to $3,330 million in the first nine months of 2010 from $3,047 million in the corresponding period in 2009.
     Despite increased smartphone sales and a higher number of gross subscriber activations and upgrades, product revenues decreased 2.8% in Q3 2010 to $103 million from $106 million in the same quarter last year. This result was attributable to lower average handset pricing and discounted acquisition offers in response to the high level of competitive intensity particularly during the back-to-school period. In the first nine months of 2010, wireless product revenues of $273 million were relatively unchanged compared with the previous year.
     Beginning in the third quarter of 2009, wireless ARPU, churn and cost of acquisition (COA) reflect 100% of Virgin’s results. For the nine months ended September 30, 2009, the first six months reflect our previous 50% ownership.
     Blended ARPU increased 2.7% and 0.1% in the third quarter and first nine months of 2010, respectively, to $53.54 and $51.93 per month from $52.13 and $51.90 per month in the corresponding periods in 2009. The year-over-year improvement reflected both higher postpaid and prepaid ARPU.
     Postpaid ARPU increased 1.5% in Q3 2010 to $65.04 per month from $64.09 per month in Q3 2009. Similarly, in the first nine months of 2010, postpaid ARPU was up 0.8% to $63.50 per month from $63.00 per month in the same period last year. The increase was due to data ARPU growth, reflecting increased use of text messaging, e-mail, wireless Internet access and other mobile applications driven by increased penetration of smartphones and other data-capable devices, as well as increased adoption of data plans. Higher long distance revenue, attributable to increased prices on long distance wireless plans and increased usage consistent with a recovering economy, also contributed to higher postpaid ARPU in 2010. Lower voice ARPU, resulting mainly from increased customer adoption of richer rate plans with more services and voice minutes included at lower monthly prices (including the elimination of system access fees on new rate plans launched in November 2009 that are only partly compensated for by

BCE INC.  Q3 2010  QUARTERLY REPORT  13

Management’s Discussion and Analysis

a $5 monthly increase), and competitive pricing pressures due to increased market penetration of discount/flanker brands and the emergence of new wireless service providers in the marketplace, moderated the year-over-year improvement in postpaid ARPU.
     Prepaid ARPU increased to $18.85 per month and $18.02 per month in the third quarter and first nine months of 2010, respectively, from $18.36 per month and $16.83 per month in the same periods last year, mainly as a result of higher average usage per customer.
     For the same reasons as mentioned above, on a pro forma basis assuming the acquisition of Virgin occurred on January 1, 2009, postpaid ARPU increased 0.9% to $63.50 per month year to date from $62.91 per month. Prepaid ARPU improved 4.6% to $18.02 per month in the first nine months of 2010 from $17.22 per month in the same period last year.
     Gross wireless activations increased 7.3% in Q3 2010 and 13.9% in the first nine months of 2010 to 537,295 and 1,446,768, respectively, compared with 500,895 and 1,270,498 in the same periods in 2009. The year-over-year improvement was driven by higher postpaid gross activations.
     Postpaid gross activations totalled 368,154 in Q3 2010, up 22.0% compared with 301,876 in the same quarter last year. Postpaid gross activations represented approximately 69% of total gross activations in the third quarter of 2010, compared with 60% in the same quarter last year. Similarly, on a year-to-date basis, postpaid gross activations increased 23.4% to 933,045 in the first nine months of 2010 from 755,893. The year-over-year increase in postpaid gross activations reflects our extensive portfolio of the latest smartphones and other sought-after mobile handsets, the positive consumer response to our promotional offers, expanded distribution, and the launch of the new HSPA+ network in November 2009.
     Prepaid gross activations decreased 15.0% in Q3 2010 to 169,141 from 199,019 in the same quarter last year, due primarily to our emphasis on postpaid acquisition at Bell Mobility and Virgin as well as aggressive acquisition offers from new wireless entrants for lower value subscribers. Year to date, prepaid gross activations were essentially unchanged at 513,723 compared with 514,605 in the first nine months of 2009.
     Our blended churn rate increased to 1.9% in both the third quarter and first nine months of 2010 from 1.8% in the same periods last year as a result of modestly higher postpaid churn. Postpaid churn increased to 1.4% in Q3 2010 from 1.3% in the same quarter last year, mainly reflecting heightened competitive intensity particularly at the low end of the consumer market. Year to date, postpaid churn remained steady at 1.3% as compared with the same period in 2009. Prepaid churn for the third quarter decreased to 3.4% from 3.5% in Q3 2009, but increased slightly to 3.4% in the first nine months of 2010 from 3.2% in the corresponding period last year.
     On a pro forma basis, our blended churn rate increased to 1.9% in the first nine months of 2010 from 1.8% in the same period last year for similar reasons as mentioned above. Postpaid churn remained stable at 1.3% year over year on a year-to-date basis. Prepaid churn increased slightly to 3.4% in the first nine months of 2010 from 3.3% in the corresponding period last year for similar reasons as mentioned above.
     Mainly as a result of higher postpaid gross activations, total wireless net subscriber activations increased 2.3% to 137,880 in the third quarter of 2010 from 134,737 in the same quarter last year. Similarly, in the first nine months of 2010, total net activations grew 39%, year over year to 291,964 from 209,748 in 2009. Higher value postpaid net activations increased 31% to 159,465 this quarter and 56% to 343,431 year to date from 121,692 and 220,894 in the corresponding periods in 2009. However, due to lower prepaid gross activations, we reported prepaid net customer losses of 21,585 in Q3 2010 and 51,467 in the first nine months of this year, compared with net additions of 13,045 and 11,146 in the same respective periods in 2009. At September 30, 2010, we provided service to 7,125,266 wireless subscribers, representing a 6.2% increase since the end of the third quarter of 2009.

Bell Wireless Operating Income

Our Bell Wireless segment reported operating income of $333 million in the third quarter of 2010, down 5.9% from $354 million in the third quarter of 2009. The year-over-year decrease was due to a combination of factors, including:

  higher subscriber acquisition costs due mainly to a greater number of gross activations increased spending on customer retention and handset upgrades higher costs to support growth in wireless data usage, content and services offered higher payments to other carriers as a result of increased data roaming increased expenses to maintain and promote the new HSPA+ network higher labour costs related to increased distribution and to provide customer support to a growing base of subscribers using more sophisticated devices and services increased advertising.

Higher wireless operating revenues and the favourable impact on product costs from lower U.S. dollar hedge rates in 2010 on our U.S. dollar-denominated purchases of wireless devices partly offset the decrease in Bell Wireless’ operating income year over year.
     In the first nine months of 2010, Bell Wireless’ operating income decreased 7.0% to $923 million from $992 million in the same nine-month period last year for primarily the same reasons as in Q3 2010.
     Wireless COA per gross activation increased to $392 and $377 in the third quarter and first nine months of 2010, respectively, from $320 and $352 in the same periods last year. Despite the favourable impact of a significantly higher number of gross activations, wireless COA was higher in 2010, compared with the previous year, mainly as a result of increased handset subsidies and sales commissions driven by a higher proportion of postpaid and smartphone customer activations year over year.

14  BCE INC.  Q3 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

     On a pro forma basis, wireless COA per gross activation increased to $377 for the first nine months of 2010 from $340 in the same period last year for similar reasons as mentioned above.

Bell Aliant Segment

Bell Aliant Revenue

BELL ALIANT REVENUE	Q3 2010	Q3 2009	% CHANGE		YTD 2010	YTD 2009	% CHANGE

Local and access	323	340	(5.0%	)	965	1,014	(4.8%	)
Long distance	97	104	(6.7%	)	282	305	(7.5%	)
Data	165	161	2.5%		488	470	3.8%
Wireless	21	20	5.0%		60	56	7.1%
Equipment & other	93	90	3.3%		304	328	(7.3%	)

Total external revenues	699	715	(2.2%	)	2,099	2,173	(3.4%	)
Inter-segment revenues	63	71	(11.3%	)	195	216	(9.7%	)

Total Bell Aliant revenue	762	786	(3.1%	)	2,294	2,389	(4.0%	)

Bell Aliant revenues decreased 3.1% to $762 million in Q3 2010 and 4.0% to $2,294 million in the first nine months of this year from $786 million and $2,389 million in the same respective periods in 2009. The year-over-year decline resulted from the continued erosion of Bell Aliant’s legacy voice and data businesses. These declines were partly offset by higher revenues from growth in Internet, IP-based broadband connectivity services, and wireless. Higher IT product sales also helped to moderate the year-over-year decline in operating revenues at Bell Aliant this quarter.
     Local and access revenues decreased 5.0% and 4.8% in the third quarter and first nine months of 2010, respectively, to $323 million and $965 million from $340 million and $1,014 million in the same periods last year. This was due to a 4.7% decline in the NAS customer base since the end of the third quarter of 2009, reflecting competitive losses driven by aggressive pricing and an expansion in the cable competitive footprint, as well as substitution for other services including wireless and voice over Internet protocol (VoIP) services. The decline in revenue was moderated by pricing increases in certain areas of Bell Aliant’s territory. At September 30, 2010, Bell Aliant had 2,830,000 NAS in service, compared with 2,970,000 NAS one year earlier.
     Long distance revenues were $97 million this quarter and $282 million year to date, down 6.7% and 7.5% respectively as compared with $104 million and $305 million in the corresponding periods in 2009. The decreases were due to year-over-year declines in minutes of use resulting from competitive NAS line losses and technology substitution to wireless calling and IP-based services. The continued shift by residential customers from per-minute rate plans to fixed-price packages also contributed to lower long distance revenues at Bell Aliant this year.
     Data revenues increased 2.5% and 3.8% in the third quarter and first nine months of 2010, respectively, to $165 million and $488 million from $161 million and $470 million in the same periods last year. The year-over-year improvements can be attributed largely to higher Internet revenues driven by a 5.1% increase in the number of high-speed subscribers and higher residential ARPU from growth in value-added services and price increases in 2009. At September 30, 2010, Bell Aliant had 839,000 high-speed Internet subscribers compared with 798,000 subscribers one year earlier.
     Wireless revenues grew 5.0% in Q3 2010 to $21 million from $20 million in Q3 2009, and 7.1% in the first nine months of 2010 to $60 million from $56 million in the same nine-month period last year, due mainly to subscriber base growth. At September 30, 2010, Bell Aliant had 129,000 wireless customers, representing a 7.5% increase since the end of the third quarter of 2009.
     Equipment and other revenues increased 3.3% this quarter to $93 million from $90 million in Q3 2009. The year-over-year increase was due mainly to higher IT product revenues. Year to date, equipment and other revenues decreased 7.3% to $304 million from $328 million in the first nine months of 2009, primarily as a result of lower IT product revenues attributable to customer sales in 2009 that did not recur this year.

Bell Aliant Operating Income

Operating income at Bell Aliant decreased 2.0% to $195 million in the third quarter of 2010 from $199 million in the third quarter of 2009. The year-over-year decline was due mainly to lower operating revenues, offset partly by decreased labour costs from workforce reduction programs, and continued efficiencies achieved as a result of various initiatives that has led to decreased use of consultants and IT services contract labour. Various cost containment and other expense reduction measures that resulted in reduced selling, general and administrative expenses, as well as lower year-over-year restructuring and other charges, also moderated the decrease in Bell Aliant’s operating income this quarter. Similarly, Bell Aliant’s operating income in the first nine months of this year was down 4.3% to $555 million compared with $580 million in the same period in 2009.

BCE INC.  Q3 2010  QUARTERLY REPORT  15

Management’s Discussion and Analysis

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

NET DEBT

	SEPTEMBER 30,	DECEMBER 31,
	2010	2009

Debt due within one year(1)	1,139	600
Long-term debt	9,899	10,299
Securitization of accounts receivable	1,290	1,305
Preferred shares	2,770	2,770
Cash and cash equivalents	(1,185)	(687)

Net debt	13,913	14,287

(1)	Includes bank advances and notes payable.

Net debt decreased $374 million to $13,913 million in the first nine months of 2010 due to an increase in cash and cash equivalents. We entered into obligations of $218 million for capital leases, partly offset by $139 million of proceeds mainly from the sale of our investment in SkyTerra. Free cash flow of $1,923 million in the first nine months of 2010 was partly used to pay dividends on common shares of $972 million and repurchase 12.6 million common shares for $375 million under BCE Inc.’s 2010 NCIB.

OUTSTANDING SHARE DATA

	SEPTEMBER 30,	DECEMBER 31,
(in millions)	2010	2009

Common shares	755.6	767.2
Stock options	8.9	11.3

We had 755.6 million common shares outstanding at September 30, 2010, a decrease of 11.6 million from December 31, 2009 resulting from BCE Inc.’s repurchase of 12.6 million outstanding common shares for cancellation through the 2010 NCIB.
     The number of stock options outstanding at September 30, 2010 was 8.9 million, a decrease of 2.4 million from December 31, 2009. The weighted average exercise price of all stock options outstanding at September 30, 2010 was $32. Of the total outstanding stock options at September 30, 2010, 7.3 million were exercisable at a weighted average exercise price of $33. In the first nine months of 2010:

  1.0 million previously granted options were exercised

  1.4 million previously granted options expired or were forfeited.

16  BCE INC.  Q3 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Cash flows from operating activities	1,670	1,537	4,156	3,936
Bell Aliant distributions to BCE	73	73	218	219
Capital expenditures	(748)	(704)	(1,937)	(2,094)
Other investing activities	(24)	(38)	(76)	(78)
Cash dividends paid on preferred shares	(25)	(26)	(80)	(81)
Cash distributions paid by subsidiaries to non-controlling interest	(92)	(93)	(277)	(277)
Bell Aliant free cash flow	(42)	(100)	(81)	(184)

Free cash flow	812	649	1,923	1,441
Bell Aliant undistributed free cash flow	(31)	27	(137)	(35)
Business acquisitions	–	(313)	13	(334)
Business dispositions	–	10	8	10
Going-private costs	–	–	–	(7)
Increase in investments	–	(2)	(3)	(3)
Decrease in investments	6	55	139	55
Net repayment of debt instruments	(21)	(661)	(138)	(1,143)
Cash dividends paid on common shares	(329)	(296)	(972)	(891)
Issue of common shares	15	–	28	2
Repurchase of common shares	(125)	–	(375)	(894)
Other financing activities	(70)	(38)	11	(79)
Cash from discontinued operations	–	(8)	1	4

Net increase (decrease) in cash and cash equivalents	257	(577)	498	(1,874)

Cash Flows from Operating Activities

Cash flows from operating activities were $1,670 million in the third quarter of 2010, an increase of $133 million, or 8.7%, compared to $1,537 million in the third quarter of 2009. The increase was mainly due to a decrease of $35 million in payments of restructuring and other due to lower workforce reduction initiatives and real estate costs, a $10 million increase in EBITDA, exclusive of net benefit plans cost, and an improvement in working capital. These increases were partly offset by a $28 million increase in income taxes paid as refunds were received in 2009 and increased pension contributions of $16 million.
     In the first nine months of 2010, cash flows from operating activities were $4,156 million, an increase of $220 million, or 5.6%, compared to $3,936 million in the first nine months of 2009. On a year-to-date basis, the increase was due to:

  a decrease of $74 million in payments of restructuring and other due to fewer workforce reduction initiatives and lower real estate costs a decrease of $70 million in income taxes paid due to savings from the voluntary $500 million pension contribution made in 2009 a decrease of $55 million in interest paid due to interest savings from the redemption of debt in 2009 an improvement in working capital.

The increase was partly offset by an increase of $132 million in pension contributions.

Free Cash Flow

Free cash flow this quarter was $812 million, an increase of $163 million, compared to free cash flow of $649 million in the third quarter of 2009. This increase was due to higher cash flows from operating activities of $133 million and a smaller deduction for Bell Aliant free cash flow of $58 million, partly offset by higher capital expenditures of $44 million.
     In the first nine months of 2010, free cash flow was $1,923 million, an increase of $482 million, compared to $1,441 million in the first nine months of 2009. On a year-to-date basis, the increase was due to higher cash flows from operating activities of $220 million, lower capital expenditures of $157 million, and a smaller deduction for Bell Aliant free cash flow of $103 million.

BCE INC.  Q3 2010  QUARTERLY REPORT  17

Management’s Discussion and Analysis

Capital Expenditures

Capital expenditures for BCE increased to $748 million in Q3 2010 from $704 million in the same quarter last year, reflecting higher spending at Bell. As a percentage of revenues, capital expenditures for BCE were 16.6% this quarter, up from 15.8% in the third quarter of 2009. Conversely, in the first nine months of 2010, capital expenditures for BCE were $1,937 million, down from $2,094 million in the same period last year, reflecting lower spending primarily at Bell. Accordingly, capital expenditures as a percentage of revenues decreased to 14.5% year to date from 16.0% in the corresponding nine-month period last year.
     At Bell, capital expenditures increased 7.6% to $634 million in the third quarter of 2010 from $589 million in the same quarter last year. This represented a capital intensity ratio of 16.4% compared with 15.5% in Q3 2009. The year-over-year increase was due mainly to increased investment in our wireline broadband network, reflecting the continued rollout of fibre to residential neighbourhoods, new condominiums and other multiple-dwelling units (MDUs), the deployment of FTTH in Québec City as well as in new urban and suburban housing developments in Ontario and Québec, and ongoing grooming of our core network to support our IPTV service. Higher spending to support the execution of business customer deals also contributed to higher capital spending this quarter at Bell. This was partly offset by higher spending in 2009 for the deployment of the new HSPA+ network. Year to date, capital expenditures at Bell were down 8.4% to $1,603 million from $1,750 million in the first nine months of 2009, corresponding to capital intensity ratios of 14.1% and 15.9%, respectively. The year-over-year decrease in the first nine months of 2010 was due to lower spending at Bell Wireless as described above for the third quarter of 2010 and reduced capital required to maintain our legacy network infrastructure.
     Capital spending at Bell Aliant in the third quarter of 2010 was essentially unchanged, year over year, at $114 million compared with $115 million in the third quarter of 2009. In the first nine months of 2010, Bell Aliant’s capital expenditures declined 2.9%, year over year, to $334 million from $344 million in the previous year, mainly as a result of spending in 2009 that did not recur this year related to a long-term agreement with Bell to provide an enhanced transport network connecting Bell Mobility’s cell sites in Atlantic Canada and regions of Québec and Ontario.

Business Acquisitions

We invested $313 million in the third quarter of 2009 and $334 million for the first nine months of 2009 to acquire the remaining 50% of the equity of Virgin not already owned and substantially all of the assets of national electronics retailer The Source.

Decrease in Investments

The decrease in investments of $139 million in the first nine months of 2010 resulted from the sale of our investment in SkyTerra in Q1 2010.

Debt Instruments

In the third quarter of 2010, debt repayments of $21 million included Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP)’s early redemption of $345 million principal amount of medium-term notes and its issuance of $350 million principal amount of medium-term notes. Repayments in the quarter also include payments under capital leases, partly offset by increased borrowings of notes payable and bank advances at Bell Aliant. Net debt repayments of $138 million in the first nine months of 2010 also included $125 million of debenture redemptions at Bell Canada and payments under capital leases, partly offset by increased borrowings of notes payable and bank advances at Bell Aliant.
     In the third quarter of 2009, debt repayments included $600 million of debentures at Bell Canada and payments under capital leases. On a year-to-date basis in 2009, debt repayments included the redemption of $1,300 million of debentures at Bell Canada, $650 million of notes at BCE Inc., $150 million of credit facilities at Bell Aliant, payments of bank advances and notes payable of $155 million and payments under capital leases. This was partly offset by Bell Canada’s issuance of medium-term debentures having a principal amount of $1 billion and Bell Aliant LP’s issuance of medium-term notes for a principal amount of $350 million.

Cash Dividends Paid on Common Shares

In the third quarter of 2010, cash dividends paid on common shares increased to $329 million from $296 million as we paid a dividend of $0.435 per common share, as compared to a dividend paid of $0.385 per common share in the third quarter of 2009. On a year-to-date basis in 2010, cash dividends paid on common shares increased to $972 million from $891 million as cash dividends were $1.275 per common share compared to cash dividends of $1.135 per common share in the first nine months of 2009. These increases were partly offset by lower common shares outstanding in 2010 as compared to 2009.

Repurchase of Common Shares

In the third quarter of 2010, BCE Inc. repurchased and cancelled 4.1 million common shares for a total cash outlay of $125 million under the 2010 NCIB program. On a year-to-date basis, BCE Inc. repurchased and cancelled 12.6 million common shares for a total cash outlay of $375 million.
     In the first three quarters of 2009, BCE Inc. repurchased and cancelled 36.0 million common shares for a total cash outlay of $894 million. The 2008/2009 NCIB was completed in May 2009.

18  BCE INC.  Q3 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

CREDIT RATINGS

Our key credit ratings at November 3, 2010 remain unchanged from those described in the BCE 2009 Annual MD&A. On September 10, 2010, DBRS Limited and Standard & Poor’s Financial Services LLC confirmed the long and short-term debt ratings of BCE Inc. and Bell Canada following BCE Inc.’s announcement that it intends to acquire the remaining 85% interest in CTV that it does not already own. Moody’s Investors Service, Inc. stated that the ratings were unaffected by the announcement.

LIQUIDITY

Our cash requirements for 2010 remain substantially unchanged from those described in the BCE 2009 Annual MD&A.
     The available sources of funding for the acquisition of CTV include a new, fully committed unsecured credit facility of $2 billion entered into on October 28, 2010 by Bell Canada with a syndicate of financial institutions, $750 million in new BCE Inc. common shares that will be issued to Woodbridge Limited or an affiliate thereof, and surplus cash on hand.

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are updates to the legal proceedings described under the section Legal Proceedings at pages 31 to 37 of the BCE 2009 AIF filed with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www. sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2010 First Quarter MD&A and in the BCE 2010 Second Quarter MD&A, also filed with the Canadian securities commissions (available on BCE’s website and on SEDAR) and with the SEC under Form 6-K (available on EDGAR).

Lawsuits Related to Bell Canada

Purported Class Action Concerning Bell Canada and Bell Mobility Increase to Late Payment Charges

On October 28, 2010, a motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell Canada and Bell Mobility on behalf of all physical persons and companies of 50 employees or less in Canada who were billed late payment charges since June 1, 2010. The plaintiffs allege that the increase by Bell Canada and Bell Mobility of the late payment charge imposed on customers who fail to pay their invoices by the due date from 2% to 3% per month is invalid. The action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges in excess of 2% per month to the members of the class. In addition to the reimbursement of such amounts, the action also seeks payment of general and punitive damages by Bell Canada and Bell Mobility. The lawsuit has not yet been authorized as a class action.

Lawsuits Related to Teleglobe Inc.

As discussed in more detail in the BCE 2009 AIF, as subsequently updated in the BCE 2010 First Quarter MD&A, BCE Inc. and certain former directors and/or officers of Teleglobe Inc. and certain of its subsidiaries were defendants in three lawsuits referred to in the BCE 2009 AIF under the headings Teleglobe Plan Administrator Lawsuit, Teleglobe Unsecured Creditor Lawsuit and Kroll Restructuring Lawsuit. On April 7, 2010, the parties agreed to settle these lawsuits, subject to approval by the U.S. Bankruptcy Court for the District of Delaware, which approval was obtained on August 12, 2010. In addition, as discussed in more detail in the BCE 2009 AIF, BCE Inc. was defendant in a lawsuit referred to in the BCE 2009 AIF under the heading Teleglobe Lending Syndicate Lawsuit. On November 3, 2010, the parties agreed to settle that lawsuit, which settlement remains subject to execution by all parties of customary releases and discharge. In advance of these settlements, BCE Inc. and its insurers settled related coverage issues and, as a result, the settlement of these lawsuits has no material effect on the consolidated financial position or results of operations of BCE. Only the lawsuit referred to in the BCE 2009 AIF under the heading BNP Paribas (Canada) Lawsuit remains outstanding.
     Please see the section Legal Proceedings of the BCE 2009 AIF, as subsequently updated in the BCE 2010 First Quarter MD&A and in the BCE 2010 Second Quarter MD&A, for a more complete description of certain of the above-mentioned legal proceedings and for a description of other legal proceedings involving us.

Updates to Our Regulatory Environment

The following are updates to the regulatory initiatives and proceedings described in the BCE 2009 Annual MD&A under the section Our Regulatory Environment, at pages 58 to 63 of the BCE 2009 Annual Report, filed with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2010 First Quarter MD&A and in the BCE 2010 Second Quarter MD&A. For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Our Regulatory Environment of the BCE 2009 Annual MD&A.

BCE INC.  Q3 2010  QUARTERLY REPORT  19

Management’s Discussion and Analysis

TELECOMMUNICATIONS ACT

Key Telecommunications Issues

Commitment under the CRTC Deferral Account Mechanism

As discussed in more detail in the BCE 2009 MD&A, as subsequently updated in the BCE 2010 First Quarter MD&A, Bell Canada and Bell Aliant submitted proposals to the CRTC concerning the use of deferral account funds. On August 31, 2010, the CRTC issued Telecom Decision CRTC 2010-637 (Decision 2010-637) in which the CRTC calculated the final accumulated balance in Bell Canada’s deferral account as of May 31, 2010 at $583 million (which includes $95 million associated with interest and certain other amounts). The $583 million also includes $25 million that was already approved and apportioned to fund initiatives to improve accessibility for persons with disabilities. The CRTC also authorized Bell Canada to use (or “drawdown”) $306 million of the $583 million on the expansion of broadband services to 112 rural and remote communities in Ontario and Québec serving areas of Bell Canada and Bell Aliant that were approved by the CRTC, leaving a balance of approximately $250 million to be returned to Bell Canada’s and Bell Aliant’s residential home phone customers in non-high cost serving areas in Ontario and Québec. The CRTC authorized a deduction of $1 million from the rebate amount, as allowable costs associated with administering the rebate program. The CRTC directed Bell Canada to use DSL technology for the expansion of broadband to the approved areas.
     Following applications by Bell Canada to review and change certain elements of Decision 2010-637, the CRTC accepted on October 29, 2010, in Telecom Decision 2010-805, Bell Canada’s revised proposal to make use of HSPA+ wireless technology instead of wireline DSL technology for the expansion of broadband to the approved communities. In this same decision, the CRTC confirmed the broadband expansion drawdown, customer rebates and allowable administrative costs amounts established in Decision 2010-637. The CRTC also set March 29, 2011 as the date by which Bell Canada must have fully rebated or credited its subscribers.
     Based on these decisions, in the third quarter of 2010 we accrued $119 million in accounts payable and accrued liabilities to reflect the increase in the current estimate of the amount of Bell Canada’s deferral account commitment that will be returned to customers. We also recorded a decrease of $12 million in other long-term liabilities which reflects our current estimate of the cost of the broadband expansion program. These rulings resulted in a charge of $107 million recorded in restructuring and other.

Review of Regulatory Framework for Wholesale Services

As discussed in more detail in the BCE 2009 MD&A, in light of several CRTC decisions and appeals to the Governor-in-Council, the CRTC was required to rule on several issues related to wholesale access to incumbent local exchange carriers’ (ILECs) fibre-based broadband networks by September 1, 2010. Consequently, on August 30, 2010, the CRTC issued Telecom Regulatory Policy 2010-632. In this decision, the CRTC decided ILECs must provide competing Internet service providers (ISPs) with wholesale access to their fibre-to-the-node (FTTN) network at speeds that match their retail service offers. The CRTC allowed ILECs to charge an additional 10% mark-up above cost for access over FTTN compared to similar services providing access over legacy infrastructure. By forcing telecom companies to offer competitors the same fast fibre speeds that ILECs offer their retail customers, and at discounted prices, the CRTC has reduced the ILECs’ basic business incentive to invest in broadband development. The Governor-in-Council may, until November 29, 2010, choose to overturn this “speed-matching” requirement. However, the CRTC concluded that no new wholesale Internet access services are necessary. The CRTC did not order mandated access to fibre-to-the-home (FTTH) facilities, although this could be considered in the future.
     The CRTC also recognized the need to adopt a regulatory regime that treats cable companies and telecom companies more comparably. The ruling directs cable companies to adjust their wholesale Internet services to provide for a greater degree of service aggregation through as few points of interconnection as possible in order to provide a service that more closely resembles that provided by Bell Canada.

Review of Unbundled Local Loop Rates

As discussed in more detail in the BCE 2009 MD&A, on June 2, 2009, Bell Canada and Bell Aliant proposed changes to the existing rates for their wholesale service that provides unbundled local loops to competitors in their Ontario and Québec serving areas, and requested the CRTC to make the current rates interim until it issues its final determination. The companies filed updated cost studies to support their tariff application. On December 14, 2009, the CRTC issued Telecom Order 2009-775 and made the current loop rates interim, pending a complete review of the companies’ updated cost studies. A decision is expected in the first quarter of 2011, after which it may be possible that the CRTC’s newly determined rates will then be retroactively applied to the date of interim approval (December 14, 2009).

20  BCE INC.  Q3 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

BROADCASTING ACT

Canadian Broadcasting in New Media

As discussed in more detail in the BCE 2010 First Quarter MD&A, the CRTC referred to the Federal Court of Appeal the legal question of whether ISPs are subject to the Broadcasting Act and therefore subject to broadcasting regulation. The Federal Court of Appeal issued its decision on July 7, 2010, in which it concluded that ISPs “do not carry on, in whole or in part, ‘broadcasting undertakings’ subject to the Broadcasting Act when, in their role as ISPs, they provide access through the Internet to ‘broadcasting’ requested by end-users.” On September 27, 2010, The Alliance of Canadian Cinema, Television and Radio Artists (ACTRA), the Canadian Media Production Association (CMPA), the Director’s Guild of Canada (DGC) and the Writers Guild of Canada (WGC) filed an application to the Supreme Court of Canada seeking leave to appeal the Federal Court of Appeal’s July 7, 2010 decision.

Bell TV

Review of Part II Licence Fees

On April 28, 2008, the Federal Court of Appeal overturned the December 2006 judgment of the Federal Court of Canada, which had ruled that Part II Licence Fees, levied by the CRTC under the Broadcasting Act to recover Industry Canada costs associated with broadcasting spectrum management and paid by broadcasters and broadcast distributors, were an illegal tax. The Supreme Court of Canada subsequently granted leave to appeal the decision of the Federal Court of Appeal to the Canadian Association of Broadcasters (CAB) and to certain companies of the Vidéotron group. Bell TV and other parties obtained leave to intervene in this appeal to support the CAB and the Vidéotron group. On November 29, 2007, Bell TV initiated a civil action against the Government of Canada, claiming reimbursement of Part II Licence Fees paid over the last six years (the maximum period recoverable under applicable limitation periods). The fees in question represented each year 1.365% of Bell TV’s annual revenue. On October 7, 2009, the Government announced that it had reached a settlement with the parties. The Government has waived, upon withdrawal of the various appeals and civil actions, the fees for 2007, 2008, and 2009 and announced that it would implement a new fee that would be capped at $100 million for the entire industry, subject to an inflation adjustment. On July 14, 2010, the CRTC revised the Broadcasting Licence Fee Regulations consistent with the Government’s announcement. The new regulations apply starting with 2010 Part II Licence Fees.

Review of DTH Satellite Distribution Policy

In Broadcasting Regulatory Policy CRTC 2010-167 (A group-based approach to the licensing of private television services), dated March 22, 2010, the CRTC stated its intention to conduct a review of its policies concerning DTH satellite services prior to the next licence renewal proceedings for the two DTH undertakings currently in operation (Shaw Direct and Bell TV). Both DTH licences expire on August 31, 2011. To that end, the CRTC issued Broadcasting Notice of Consultation CRTC 2010-488 (Review of the DTH satellite distribution policy) (BNC 2010-488) on July 20, 2010. The proceeding comprises a round of written comments by interested parties and a public hearing which is to commence on November 16, 2010.
     BNC 2010-488 is intended to focus on two issues: (i) the conventional local television stations that DTH distributors are required to offer to their subscribers; and (ii) the manner in which DTH distributors perform simultaneous substitution.
     Additional distribution and/or simultaneous substitution requirements which may be imposed on Bell TV could have negative financial implications for the operation of the Bell TV DTH platform, especially if these are imposed on a standalone basis (i.e. outside any broader set of negotiations regarding other outstanding DTH-broadcaster issues).

Fee-for-Carriage

As discussed in more detail in the BCE 2009 MD&A, as subsequently updated in the BCE 2010 First Quarter MD&A, the CRTC has referred to the Federal Court of Appeal the question of its jurisdiction to impose a value for signal (VFS) regime. On September 13 and 14, 2010, the Federal Court of Appeal heard legal arguments on this subject. The VFS regime may not be implemented until the Federal Court of Appeal has decided the issue. A decision is expected shortly.

Proceeding to Review the Regulatory Framework Relating to Vertical Integration

On October 22, 2010, the CRTC approved an application by Shaw Communications Inc. (Shaw), on behalf of Canwest Global Communications Corp. (Canwest Global), for authority to transfer the effective control of Canwest Global’s licensed broadcasting subsidiaries to Shaw. On the same day, noting the growing trend of “vertical integration” taking place in the Canadian broadcasting industry (which the CRTC defines as the ownership, by one entity, of both programming and distribution undertakings, or, both programming undertakings and production companies), including BCE’s announced intention to seek the CRTC’s approval for a share transfer pursuant to which BCE would acquire sole control of CTV, the CRTC launched Broadcasting Notice of Consultation CRTC 2010-783. In this proceeding, the CRTC will examine whether existing regulatory tools will be sufficient to address any concerns that vertically integrated distributors have the potential to behave in an anti-competitive manner, to the detriment of the Canadian broadcasting industry.

BCE INC.  Q3 2010  QUARTERLY REPORT  21

Management’s Discussion and Analysis

     The CRTC reiterated its view that, with specific regard to programming rights, it prefers to see distribution of programs on a non-exclusive basis. However, the CRTC further stated that it did not intend to interpose itself into the wholesale commercial environment, but rather to regulate or, alternatively, establish guidelines only where measures appear warranted by the record of this proceeding. A hearing in this matter is scheduled to take place in the second quarter of 2011.

RADIOCOMMUNICATION ACT

Consultation on the Renewal of Cellular and Personal Communications Service (PCS) Spectrum Licences

As discussed in more detail in the BCE 2009 MD&A, as input to its subsequent fee consultation, Industry Canada had commissioned a separate external expert study to assess the current market value of cellular and PCS spectrum as input into its consideration of renewal fees. This study, which was originally expected to be released late in the first quarter or in the second quarter of 2010, was completed for Industry Canada late in the fourth quarter of 2009 but has yet to be released by Industry Canada.

Assumptions and Risks that Could Affect Our Business and Results

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2009 Annual MD&A, as subsequently updated in the BCE 2010 First Quarter MD&A, in the BCE 2010 Second Quarter MD&A and in this MD&A, are based on the following assumptions:

Assumptions About the Canadian Economy

  growth in Canadian gross domestic product in 2010 based on the estimates of the six major banks in Canada consistent with this consensus view, we have assumed a gradual improvement in the Canadian economic environment with momentum beginning in the second half of 2010.

Canadian Market Assumptions

  revenues generated by the residential voice telecommunications market in Canada to continue to decrease due, in part, to landline substitution to competing technologies such as wireless, which is expected to increase in 2010 particularly as a result of aggressive competitive activity by new wireless entrants having purchased AWS spectrum, and VoIP and other factors including e-mail and instant messaging substitution current levels of competition to continue for residential and business local voice telephony, as cable operators and other telecom service providers maintain the intensity of their marketing efforts and continue to leverage their network footprints to pursue market share in our regions wireless industry penetration growth in 2010 similar to 2009, and

  TV and Internet market growth at levels slightly lower than 2009, given the relatively high penetration rates and maturity levels for these products.

Operational Assumptions Concerning Bell Wireline (Excluding Bell Aliant)

  targeted retention and service bundle offers, customer winbacks and better service execution to maintain residential customer NAS line losses steady year over year the trend, pursuant to which business market demand was adversely affected in 2009 as business clients curtailed their spending and investment plans due to tighter credit availability, economic uncertainty, continued competition from offshore manufacturing and reduced employment levels, to continue to moderate demand for communications services and induce firms to migrate from legacy services to new technologies that provide cost effective solutions to their needs expense savings to be achieved from renegotiated contracts with all our key IT vendors and outsource suppliers, the flow-through from labour force reductions in 2009, field workforce productivity improvements, leveraging operational synergies from the integration in 2009 of our business customer-facing units, controlling network maintenance costs, and reducing traffic that is not on our own network.

Operational Assumptions Concerning Bell Wireless (Excluding Bell Aliant)

  higher employment levels, increased discretionary spending and the resumption of travel as the economic environment strengthens to result in higher wireless usage and roaming revenues new wireless entrant competition to intensify progressively throughout the course of 2010 as additional service providers come to market

22  BCE INC.  Q3 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

  our wireless revenue growth to be driven by ARPU from new services, careful price management and a continued disciplined expansion of our subscriber base

  Bell to benefit from ongoing technological improvements by manufacturers in Bell’s handset and device line-up and from faster data speeds that are allowing clients to optimize the use of Bell’s services significant increase in our points of sale

  diligent expense management to moderate the impact of aggressive discount/flanker brand and new entrant pricing, higher retention spending and increased acquisition costs driven by increased smartphone customer penetration.

Please see the section entitled Business Outlook and Assumptions in the BCE 2009 Annual MD&A, at pages 28 to 30 of the BCE 2009 Annual Report, as subsequently updated in the BCE 2010 First Quarter MD&A and in the BCE 2010 Second Quarter MD&A, and as further updated in this MD&A, for a more complete description of the above and other assumptions for 2010 that we made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, our actual results could be materially different than what we expect.

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition or results of operations. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.
     In the BCE 2009 Annual MD&A we provided a detailed review of risks that could affect our business, financial condition or results of operations and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks was updated in the BCE 2010 First Quarter MD&A and in the BCE 2010 Second Quarter MD&A and is further updated in this MD&A. The risks described in the BCE 2009 Annual MD&A, as updated in the BCE 2010 First Quarter MD&A and in the BCE 2010 Second Quarter MD&A, included risks associated with:

  the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of AWS spectrum to new wireless entrants, and the resulting impact on our ability to retain existing, and attract new, customers, and on our pricing strategies and financial results general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services our ability to implement our strategies and plans in order to produce the expected benefits our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service our ability to respond to technological changes and rapidly offer new products and services increased contributions to employee benefit plans

  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, IT systems and software events affecting the ability of third-party suppliers to provide to us essential products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects labour disruptions

  the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s share buyback program and dividend payments and to fund capital and other expenditures and generally meet our financial obligations our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies regulatory initiatives or proceedings, litigation and changes in laws or regulations launch and in-orbit risks of satellites used by Bell TV

  competition from unregulated U.S. DTH satellite television services sold illegally in Canada and the theft of our satellite television services

  BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained stock market volatility

  our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks health concerns about radio frequency emissions from wireless devices loss of key employees.

BCE INC.  Q3 2010  QUARTERLY REPORT  23

Management’s Discussion and Analysis

Please see the section entitled Risks that Could Affect Our Business and Results in the BCE 2009 Annual MD&A, at pages 63 to 69 of the BCE 2009 Annual Report, as updated in the BCE 2010 First Quarter MD&A and in the BCE 2010 Second Quarter MD&A, and as further updated below, and the sections entitled Our Competitive Environment and Our Regulatory Environment in the BCE 2009 Annual MD&A, at pages 55 to 63 of the BCE 2009 Annual Report, as updated in the BCE 2010 First Quarter MD&A and in the BCE 2010 Second Quarter MD&A, and as further updated in this MD&A, for a more complete description of the above-mentioned and other risks.

UPDATE TO THE DESCRIPTION OF RISKS

The following is an update to the description of risks contained in the section entitled Risks that Could Affect Our Business and Results of the BCE 2009 Annual MD&A, as subsequently updated in the BCE 2010 First Quarter MD&A and in the BCE 2010 Second Quarter MD&A.

The expected timing and completion of the proposed acquisition of CTV is subject to closing conditions and other risks and uncertainties

The expected timing and completion of the proposed acquisition by BCE of the remaining 85% interest in CTV that it does not already own is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory approvals, including approval by the CRTC, Competition Bureau and the Toronto Stock Exchange. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions currently contemplated. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits and competitive, operational and cost efficiencies expected to result from the transaction will be fully realized.

Our Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian GAAP using the same basis of presentation and accounting policies as outlined in Note 1 of the annual consolidated financial statements for the year ended December 31, 2009.

FUTURE CHANGES TO ACCOUNTING POLICIES AND STANDARDS

Multiple Deliverable Revenue Arrangements

In December 2009, the Emerging Issues Committee of the Canadian Accounting Standards Board (AcSB) issued EIC-175, Multiple Deliverable Revenue Arrangements, which addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, amending the previous guidance under EIC-142, Revenue Arrangements with Multiple Deliverables. The amendments require a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method, thus prohibiting the use of the residual method. EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available.
     EIC-175 may be applied prospectively and must be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The AcSB has set January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises, which includes Canadian reporting issuers. We will prepare our financial statements in accordance with IFRS commencing January 1, 2011. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant. IFRS on the date of adoption also is expected to differ from current IFRS due to new IFRS that are expected to be issued before the changeover date.
     The following information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting effects on our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

24  BCE INC.  Q3 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

     When we adopt IFRS, effective January 1, 2011, we will apply the provisions of IFRS 1, First-Time Adoption of International Financial Reporting Standards, which generally requires that we apply IFRS on a retrospective basis as at January 1, 2010. IFRS 1 also provides certain mandatory exceptions and elective exemptions to retrospective application. Refer to page 75 of BCE Inc.’s 2009 annual report for a description of our proposed changes to accounting policies under IFRS based on Canadian GAAP and IFRS issued at December 31, 2009. We also will apply IFRS in effect at December 31, 2010 starting January 1, 2011 as required by IFRS 1 and may elect accounting policies which differ from those applied in the following reconciliations.
     The adoption of IFRS does not impact the overall performance and underlying trends of our operations. Further, our dividend growth model, dividend payout policy and financial policy targets remain unchanged under IFRS.

Progress Towards Completion of Our IFRS Changeover Plan

We have completed virtually all the activities required to change to IFRS. The following is a description of our progress towards completion of selected key activities of our IFRS changeover plan as of September 30, 2010.
     We also expect the changeover to IFRS to impact internal control over financial reporting (ICFR), disclosure controls and procedures (DC&P), and IT systems and processes.

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE

Financial statement preparation

Identify relevant differences between IFRS and our accounting policies and practices and design and implement solutions

Evaluate and select one-time and ongoing accounting policy alternatives

Benchmark findings with peer companies

Prepare financial statements and related note disclosures to comply with IFRS

Quantify the effects of changeover to IFRS

Assessment and quantification of the significant effects of the changeover completed by the third quarter of 2010 Final selection of accounting policy alternatives by the changeover date	Completed the identification of IFRS differences

Completed the design of solutions, including business processes, to resolve substantially all IFRS differences

Implementation decisions on accounting differences have been made

Assessment and quantification of the impact of one-time transition choices is complete, subject to any changes in the next two quarters

Evaluation and preliminary selection of accounting policies is complete but will continue to be assessed

Assessment of ongoing impacts of accounting policies is complete

Third-party subject matter experts continue to provide assistance in the transition

Our auditors are providing input as significant milestones are met

Documentation for IFRS 1 adjustments is under review by our auditors

Monitoring of changes to IFRS and assessment of impacts to our changeover plan is ongoing and will continue until the changeover date

Preliminary impact of the changeover on financial results disclosed in this MD&A

BCE INC.  Q3 2010  QUARTERLY REPORT  25

Management’s Discussion and Analysis

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE

Training and communication

Provide training to affected employees of operating units, management and the Board of Directors and relevant committees thereof, including the Audit Committee

Engage subject matter experts to assist in the transition

Communicate progress of changeover plan to internal and external stakeholders

Timely training provided to align with work under changeover – training completed by mid-2010 Communicate effects of changeover in time for 2011 financial planning process	Completed detailed training for resources directly engaged in the changeover and general training to broader group of finance employees, including senior finance management and the Board of Directors

Periodic internal and external communications about our progress are ongoing

Change management plans have been developed for the remainder of the changeover period to the end of 2010

A training plan to address ongoing training needs beyond 2010 is under development

2011 plan using IFRS is in progress

Preliminary IFRS results to be discussed with analysts as part of the Q3 call

IT systems	Identify and address IFRS differences that require changes to financial systems

Evaluate and select methods to address need for dual record-keeping during 2010 (i.e. IFRS and Canadian GAAP) for comparatives and budget and planning purposes in 2011

Changes to significant systems and dual record-keeping process completed in time for the first quarter of 2010	Financial accounting system capabilities have been enhanced to permit dual record-keeping; transactions are recorded in Canadian and IFRS ledgers

Impacts on IT systems of changes to IFRS will continue to be monitored

Contractual arrangements and compensation

Identify impact of changeover on contractual arrangements, including customer and supplier agreements, financial covenants and employee compensation plans

Make any required changes to arrangements and plans

Changes completed by the third quarter of 2010

IFRS differences with impacts on contractual arrangements and compensation plans have been assessed and are minimal

The impact of IFRS differences on debt and other financial covenants has been assessed and is not significant

ICFR

Revise existing internal control processes and procedures to address significant changes to existing accounting policies and practices, including the need for dual record-keeping during 2010

Design and implement internal controls with respect to one-time changeover adjustments and related communications

Changes completed by first quarter of 2010

Conduct management evaluation of new or revised controls throughout 2010

Update Chief Executive Officer/Chief Financial Officer certification process by the fourth quarter of 2010

Monitored solutions to address IFRS differences to design or revise and implement the necessary internal controls

Testing of automated controls is complete

Design and implementation of new controls for dual record keeping is complete

Implementation of new controls for capital assets is nearing completion

DC&P	For changes to accounting policies and practices identified, assess the DC&P design and effectiveness implications	See ICFR deadlines above	MD&A disclosures began in December 2008 Project steering committee, including Investor Relations, meets regularly to track progress

26  BCE INC.  Q3 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

Reconciliation from Canadian GAAP to IFRS

The following preliminary draft reconciliations present the differences between Canadian GAAP and IFRS for our opening balance sheet at January 1, 2010 and our on-going performance for the nine-month period ended September 30, 2010. On the changeover, certain presentation changes required under IFRS will be made that are not reflected in the following reconciliations. The notes below each statement explain the significant differences between Canadian GAAP and IFRS.

PRELIMINARY CONSOLIDATED BALANCE SHEET

JANUARY 1, 2010
 (in $ millions)

			IFRS ADJUSTMENTS

			EQUITY
			ACCOUNTING
		CANADIAN	FOR JOINT
CANADIAN GAAP ACCOUNTS	NOTE	GAAP	VENTURES (4)	MANDATORY	ELECTIVE	IFRS

ASSETS
Total current assets	1	3,284	(5)	1,183	–	4,462
Total capital assets	2, 3	25,785	(142)	(563)	(1,344)	23,736
Other long-term assets	5	3,207	136	203	(2,058)	1,488
Goodwill		5,774	–	–	–	5,774

Total assets		38,050	(11)	823	(3,402)	35,460

LIABILITIES
Total current liabilities	1	4,786	(11)	1,245	–	6,020
Long-term debt		10,299	–	–	–	10,299
Other long-term liabilities	5, 6	4,942	–	227	(52)	5,117

Total liabilities		20,027	(11)	1,472	(52)	21,436

Non-controlling interest		1,049	–	(134)	(372)	543

Total shareholders’ equity		16,974	–	(515)	(2,978)	13,481

Total liabilities and shareholders’ equity		38,050	(11)	823	(3,402)	35,460

Notes:

1.	Total current assets and total current liabilities increase as the accounts receivable securitization programs do not qualify for derecognition under IFRS.
2.

We applied the straight-line method of depreciation retrospectively to assets previously depreciated using the group method and decreased the carrying amount of certain property, plant and equipment by $610 million and charged $297 million to the opening deficit at the date of transition, net of a decrease in future income tax of $179 million and non-controlling interest of $134 million related to Bell Aliant.
     We reclassified $126 million from property, plant and equipment to finite-life intangible assets and increased the value of these intangible assets by $47 million, to $173 million, on transition as service concession arrangements are considered intangible assets under IFRS and are valued at the present value of the right to use the asset as opposed to capitalized costs under Canadian GAAP.

3.

We elected to use fair value as deemed cost for certain capital assets. On transition, we decreased the carrying amount of capital assets by $1,344 million and charged $969 million to the opening deficit at the date of transition, net of a decrease in future income tax liabilities of $375 million.

4.

Under IFRS the equity method of accounting is used to account for joint ventures. Therefore, we have deconsolidated our joint venture interests. IFRS currently permits the use of proportionate consolidation: however, we expect that IFRS will be changed prior to January 1, 2011.

5.

We have elected to charge all deferred actuarial gains and losses in our defined benefit pension plans under Canadian GAAP to the opening deficit as at the date of transition. Other long-term assets decreased by $2,316 million and other long-term liabilities increased by $971 million. As a result, the opening deficit increased by $2,009 million, net of a decrease in future income tax liabilities of $906 million and non-controlling interest of $372 million related to Bell  Aliant.

6.

Includes the income tax effect of the adjustments above and an increase of $314 million in our future income tax liabilities due to the difference in the inclusion rate for temporary differences related to certain intangible assets.

BCE INC.  Q3 2010  QUARTERLY REPORT  27

Management’s Discussion and Analysis

PRELIMINARY CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010
(in $ millions, except share amounts)

			IFRS ADJUSTMENTS

		CANADIAN
CANADIAN GAAP ACCOUNTS	NOTE	GAAP	MANDATORY	ELECTIVE	OTHER (5)	IFRS

Operating revenues		13,386	15	–	(5)	13,396
Cost of revenue, exclusive of depreciation and amortization		(3,534)	(17)	–	(128)	(3,679)
Selling, general and administrative expense	1	(4,408)	(91)	71	153	(4,275)

EBITDA		5,444	(93)	71	20	5,442

Depreciation	2	(1,887)	(71)	154	5	(1,799)
Amortization of intangible assets	2	(549)	(7)	10	–	(546)
Restructuring and other		(172)	14	–	–	(158)

Operating income		2,836	(157)	235	25	2,939
Other income (expense)	3	121	6	673	7	807
Interest expense	4	(496)	(15)	(744)	–	(1,255)

Pre-tax earnings from continuing operations		2,461	(166)	164	32	2,491
Income taxes		(414)	39	(49)	(10)	(434)
Non-controlling interest		(238)	(3)	–	–	(241)

Net earnings		1,809	(130)	115	22	1,816
Dividends on preferred shares		(83)	–	–	–	(83)

Net earnings applicable to common shares		1,726	(130)	115	22	1,733

Included in net earnings
Restructuring and other		109	(8)	–	–	101
Net (gains) losses on investments		(133)	–	–	–	(133)

Adjusted net earnings		1,702	(138)	115	22	1,701

Net earnings per common share
Statutory EPS		2.27	(0.17)	0.15	0.03	2.28
Restructuring and other		0.14	(0.01)	–	–	0.13
Net (gains) losses on investments		(0.17)	–	–	–	(0.17)

Adjusted EPS		2.24	(0.18)	0.15	0.03	2.24

Notes:

1.	The net decrease in selling, general and administrative expense is comprised of an increase in total pension expense on the change to the market-value basis of measurement of plan assets, partly offset by the decrease in amortization of actuarial losses which were charged to the opening deficit on transition to IFRS. Additionally, the reversal of the valuation allowance amounting to $51 million recorded in Q1 2010 for Canadian GAAP purposes has been removed as changes in the valuation allowance are recorded in other comprehensive income under IFRS. These increases in pension expense are more than offset by the reclassification of net pension finance costs to interest expense and other income (expense) and the inclusion of pension expense in our capitalized labour rates.
2.

The decrease in depreciation and amortization expense under IFRS is a result of the fair value write-down of certain assets, partly offset by the retrospective application of the straight-line method of depreciation.

3.	Other income (expense) increased mainly due to the reclassification of the expected return on pension plan assets from selling, general and administrative expenses and the loss on the accounts receivable securitization program to interest expense. These increases were partly offset by an increase in expense due to the recognition in earnings of losses on disposition or retirement of assets. Gains and losses on capital asset disposals were recorded in accumulated depreciation under the group method.
4.

Interest expense increased by $759 million due to the reclassification of the interest on the pension obligation from selling, general and administration expenses and the loss on the accounts receivable securitization program from other income (expense).

5.	Other includes the change from the proportionate consolidation to the equity method of accounting for joint ventures and certain reclassifications.

28  BCE INC.  Q3 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

Controls and Procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE, Bell and for our Bell Wireline and Bell Wireless segments.

BCE	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Operating income	869	782	2,836	2,440
Depreciation and amortization of intangible assets	828	828	2,436	2,467
Restructuring and other	135	191	172	445

EBITDA	1,832	1,801	5,444	5,352

BELL	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Operating income	674	583	2,281	1,860
Depreciation and amortization of intangible assets	686	688	2,011	2,046
Restructuring and other	133	177	154	418

EBITDA	1,493	1,448	4,446	4,324

BELL WIRELINE	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Operating income	341	229	1,358	868
Depreciation and amortization of intangible assets	553	564	1,603	1,662
Restructuring and other	132	180	149	417

EBITDA	1,026	973	3,110	2,947

BELL WIRELESS	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Operating income	333	354	923	992
Depreciation and amortization of intangible assets	133	124	408	384
Restructuring and other	1	(3)	5	1

EBITDA	467	475	1,336	1,377

BCE INC.  Q3 2010  QUARTERLY REPORT  29

Management’s Discussion and Analysis

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER

The term operating income before restructuring and other does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other on a consolidated basis for BCE and Bell and for our Bell Wireline and Bell Wireless segments.

BCE	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Operating income	869	782	2,836	2,440
Restructuring and other	135	191	172	445

Operating income before restructuring and other	1,004	973	3,008	2,885

BELL	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Operating income	674	583	2,281	1,860
Restructuring and other	133	177	154	418

Operating income before restructuring and other	807	760	2,435	2,278

BELL WIRELINE	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Operating income	341	229	1,358	868
Restructuring and other	132	180	149	417

Operating income before restructuring and other	473	409	1,507	1,285

BELL WIRELESS	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Operating income	333	354	923	992
Restructuring and other	1	(3)	5	1

Operating income before restructuring and other	334	351	928	993

ADJUSTED NET EARNINGS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to Canadian GAAP. They are therefore unlikely to be comparable to similar measures presented by other companies.
     We define Adjusted net earnings as net earnings before restructuring and other and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.
     We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other, and net (gains) losses on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measures are net earnings applicable to common shares and earnings per share. The following table is a reconciliation of net earnings applicable to common shares and earnings per share to Adjusted net earnings on a consolidated basis and per BCE Inc. common share (Adjusted EPS), respectively.

	Q3 2010		Q3 2009		YTD 2010		YTD 2009

	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	528	0.70	558	0.72	1,726	2.27	1,281	1.65
Restructuring and other	93	0.12	123	0.16	109	0.14	291	0.38
Net (gains) losses on investments	–	–	(32)	(0.04)	(133)	(0.17)	(30)	(0.04)

Adjusted net earnings	621	0.82	649	0.84	1,702	2.24	1,542	1.99

30  BCE INC.  Q3 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

FREE CASH FLOW

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define free cash flow as cash flows from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Cash flows from operating activities	1,670	1,537	4,156	3,936
Bell Aliant distributions to BCE	73	73	218	219
Capital expenditures	(748)	(704)	(1,937)	(2,094)
Other investing activities	(24)	(38)	(76)	(78)
Dividends paid on preferred shares	(25)	(26)	(80)	(81)
Distributions paid by subsidiaries to non-controlling interest	(92)	(93)	(277)	(277)
Bell Aliant free cash flow	(42)	(100)	(81)	(184)

Free cash flow	812	649	1,923	1,441

BCE INC.  Q3 2010  QUARTERLY REPORT  31

Consolidated Statements of Operations

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(in $ millions, except share amounts) (unaudited)	NOTE	2010	2009	2010	2009

Operating revenues		4,516	4,457	13,386	13,085

Cost of revenue, exclusive of depreciation and amortization		(1,204)	(1,152)	(3,534)	(3,267)
Selling, general and administrative expenses		(1,480)	(1,504)	(4,408)	(4,466)
Depreciation		(647)	(636)	(1,887)	(1,891)
Amortization of intangible assets		(181)	(192)	(549)	(576)
Restructuring and other	3	(135)	(191)	(172)	(445)

Total operating expenses		(3,647)	(3,675)	(10,550)	(10,645)

Operating income		869	782	2,836	2,440
Other (expense) income	4	(19)	(24)	121	(46)
Interest expense		(165)	(171)	(496)	(541)

Pre-tax earnings from continuing operations		685	587	2,461	1,853
Income taxes	5	(51)	87	(414)	(227)
Non-controlling interest		(79)	(90)	(238)	(254)

Earnings from continuing operations		555	584	1,809	1,372
Discontinued operations		–	–	–	(10)

Net earnings		555	584	1,809	1,362
Dividends on preferred shares		(27)	(26)	(83)	(81)

Net earnings applicable to common shares		528	558	1,726	1,281

Net earnings per common share – basic	6
Continuing operations		0.70	0.72	2.27	1.66
Discontinued operations		–	–	–	(0.01)
Net earnings		0.70	0.72	2.27	1.65
Net earnings per common share – diluted	6
Continuing operations		0.70	0.72	2.27	1.66
Discontinued operations		–	–	–	(0.01)
Net earnings		0.70	0.72	2.27	1.65
Dividends per common share		0.458	0.405	1.328	1.175
Average number of common shares outstanding – basic (millions)		756.7	767.2	760.7	774.8

32  BCE INC.  Q3 2010  QUARTERLY REPORT

Consolidated Statements of Comprehensive Income

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	NOTE	2010	2009	2010	2009

Net earnings		555	584	1,809	1,362
Other comprehensive (loss) income – net of income taxes and non-controlling interest
Net change in unrealized gains (losses) on available-for-sale financial assets	9
Unrealized gains		–	60	1	114
Reclassification adjustments included in earnings		–	(5)	(125)	(5)
Net change in unrealized (losses) gains on derivatives designated as cash flow hedges	9	(19)	2	32	(24)
Net change in unrealized gains (losses) on currency translation adjustment (CTA)	9	–	1	1	3

Other comprehensive (loss) income		(19)	58	(91)	88

Comprehensive income		536	642	1,718	1,450

Consolidated Statements of Deficit

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	NOTE	2010	2009	2010	2009

Balance at beginning of period		(860)	(1,586)	(1,299)	(1,468)
Net earnings		555	584	1,809	1,362
Dividends declared on preferred shares		(27)	(26)	(83)	(81)
Dividends declared on common shares		(345)	(310)	(1,008)	(907)
Excess of purchase price over stated capital of cancelled common shares and related contributed surplus	7	(53)	–	(149)	(244)

Balance at end of period		(730)	(1,338)	(730)	(1,338)

BCE INC.  Q3 2010  QUARTERLY REPORT  33

Consolidated Balance Sheets

		SEPTEMBER 30,	DECEMBER 31,
(in $ millions) (unaudited)	NOTE	2010	2009

ASSETS

Current Assets
Cash and cash equivalents		1,185	687
Accounts receivable		1,475	1,605
Future income taxes		143	110
Inventory		459	448
Prepaid expenses		308	296
Other current assets		190	137
Current assets of discontinued operations		1	1

Total current assets		3,761	3,284

Capital assets
Property, plant and equipment		19,444	19,441
Finite-life intangible assets		2,361	2,541
Indefinite-life intangible assets		3,885	3,803

Total capital assets		25,690	25,785

Other long-term assets		3,214	3,207
Goodwill		5,771	5,774

Total assets		38,436	38,050

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		3,962	3,716
Interest payable		129	113
Dividends payable		388	354
Debt due within one year		1,139	600
Current liabilities of discontinued operations		4	3

Total current liabilities		5,622	4,786

Long-term debt		9,899	10,299
Other long-term liabilities		4,647	4,942

Total liabilities		20,168	20,027

Non-controlling interest		1,013	1,049

SHAREHOLDERS’ EQUITY

Preferred shares		2,770	2,770

Common shareholders’ equity
Common shares	7	12,741	12,921
Contributed surplus	7	2,473	2,490
Accumulated other comprehensive income	9	1	92
Deficit		(730)	(1,299)

Total common shareholders’ equity		14,485	14,204

Total shareholders’ equity		17,255	16,974

Total liabilities and shareholders’ equity		38,436	38,050

34  BCE INC.  Q3 2010  QUARTERLY REPORT

Consolidated Statements of Cash Flows

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	NOTE	2010	2009	2010	2009

Cash flows from operating activities
Net earnings		555	584	1,809	1,362
Less: Losses from discontinued operations, net of income taxes and non-controlling interest		–	–	–	(10)

Earnings from continuing operations		555	584	1,809	1,372
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets		828	828	2,436	2,467
Net benefit plans cost	10	65	86	159	262
Restructuring and other	3	135	191	172	445
Gains on investments		(1)	(36)	(136)	(38)
Future income taxes		(32)	(228)	(26)	(246)
Non-controlling interest		79	90	238	254
Contributions to employee pension plans	10	(115)	(99)	(414)	(283)
Other employee future benefit plan payments	10	(25)	(25)	(73)	(72)
Payments of restructuring and other		(35)	(70)	(178)	(252)
Operating assets and liabilities		216	216	169	27

Cash flows from operating activities		1,670	1,537	4,156	3,936

Cash flows used in investing activities
Capital expenditures		(748)	(704)	(1,937)	(2,094)
Business acquisitions		–	(313)	13	(334)
Business dispositions		–	10	8	10
Going-private costs		–	–	–	(7)
Increase in investments		–	(2)	(3)	(3)
Decrease in investments		6	55	139	55
Other investing activities		(24)	(38)	(76)	(78)

Cash flows used in investing activities		(766)	(992)	(1,856)	(2,451)

Cash flows used in financing activities
Increase (decrease) in notes payable and bank advances		33	(5)	147	(155)
Issue of long-term debt		350	–	350	1,348
Repayment of long-term debt		(404)	(656)	(635)	(2,336)
Issue of common shares		15	–	28	2
Repurchase of common shares	7	(125)	–	(375)	(894)
Cash dividends paid on common shares		(329)	(296)	(972)	(891)
Cash dividends paid on preferred shares		(25)	(26)	(80)	(81)
Cash distributions paid by subsidiaries to non-controlling interest		(92)	(93)	(277)	(277)
Other financing activities		(70)	(38)	11	(79)

Cash flows used in financing activities		(647)	(1,114)	(1,803)	(3,363)

Cash flows from (used in) continuing operations		257	(569)	497	(1,878)
Cash flows (used in) from discontinued operations activities		–	(2)	1	(7)
Cash flows (used in) from discontinued investing activities		–	(6)	–	11

Net increase (decrease) in cash and cash equivalents		257	(577)	498	(1,874)
Cash and cash equivalents at beginning of period		929	1,766	688	3,063

Cash and cash equivalents at end of period		1,186	1,189	1,186	1,189

Consists of:
Cash and cash equivalents of continuing operations		1,185	1,187	1,185	1,187
Cash and cash equivalents of discontinued operations		1	2	1	2

Total		1,186	1,189	1,186	1,189

BCE INC.  Q3 2010  QUARTERLY REPORT  35

Notes to Consolidated Financial Statements

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) applicable to interim consolidated financial statements and should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2009, on pages 82 to 122 of BCE Inc.’s 2009 annual report.

These notes are unaudited.

We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its subsidiaries.

All amounts are in millions of Canadian dollars, except where noted.

Note 1: Significant Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian GAAP using the same basis of presentation and accounting policies as outlined in Note 1 of the annual consolidated financial statements for the year ended December 31, 2009.

FUTURE CHANGES TO ACCOUNTING POLICIES AND STANDARDS

Multiple Deliverable Revenue Arrangements

In December 2009, the Emerging Issues Committee of the AcSB issued EIC-175, Multiple Deliverable Revenue Arrangements, which addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, amending the previous guidance under EIC-142, Revenue Arrangements with Multiple Deliverables. The amendments require a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method, thus prohibiting the use of the residual method. EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available.
     EIC-175 may be applied prospectively and must be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted.

36  BCE INC.  Q3 2010  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 2: Segmented Information

The following table is a summary of financial information by segment for the last two years.

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30		2010	2009	2010	2009

Operating revenues

Bell Wireline	External customers	2,554	2,580	7,684	7,589
	Inter-segment	82	79	242	237

		2,636	2,659	7,926	7,826

Bell Wireless	External customers	1,263	1,162	3,603	3,323
	Inter-segment	11	16	34	37

		1,274	1,178	3,637	3,360

Inter-segment eliminations – Bell		(52)	(49)	(155)	(148)

Bell		3,858	3,788	11,408	11,038

Bell Aliant	External customers	699	715	2,099	2,173
	Inter-segment	63	71	195	216

		762	786	2,294	2,389

Inter-segment eliminations – BCE		(104)	(117)	(316)	(342)

Total operating revenues		4,516	4,457	13,386	13,085

Operating income

Bell Wireline		341	229	1,358	868
Bell Wireless		333	354	923	992

Bell		674	583	2,281	1,860
Bell Aliant		195	199	555	580

Total operating income		869	782	2,836	2,440
Other (expense) income		(19)	(24)	121	(46)
Interest expense		(165)	(171)	(496)	(541)
Income taxes		(51)	87	(414)	(227)
Non-controlling interest		(79)	(90)	(238)	(254)

Earnings from continuing operations		555	584	1,809	1,372

Note 3: Restructuring and Other

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2010	2009	2010	2009

Employee costs
Bell	(5)	(12)	(23)	(186)
Bell Aliant	(3)	(13)	(18)	(24)
Real estate
Bell	(3)	(13)	(8)	(66)

Total restructuring costs	(11)	(38)	(49)	(276)
Other	(124)	(153)	(123)	(169)

Total restructuring and other	(135)	(191)	(172)	(445)

The liability for restructuring costs at September 30, 2010 is as follows:

	BELL	BELL ALIANT	CONSOLIDATED

Balance at December 31, 2009	216	41	257
Employee costs	23	18	41
Real estate	8	–	8
Less: Cash payments	(121)	(42)	(163)

Balance at September 30, 2010	126	17	143

BCE INC.  Q3 2010  QUARTERLY REPORT  37

Notes to Consolidated Financial Statements

RESTRUCTURING COSTS

Restructuring costs at Bell consist of:

  employee termination charges related to both voluntary and involuntary workforce reduction initiatives real estate costs for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives, charges for relocation, and lease vacancy and buyout costs related to the relocation to campus environments in Calgary, Toronto and Montréal.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2010	2009	2010	2009

Real estate costs
Workforce reduction	3	3	8	13
Campus environments	–	10	–	53

Total real estate costs	3	13	8	66

Our cumulative real estate expense since 2004 as a result of workforce reduction initiatives is $250 million and since 2007 for costs for the campus environments is $121 million. We expect to incur additional real estate costs of approximately $9 million to relocate employees and close additional real estate facilities as a result of our workforce initiatives, which will be expensed as incurred in our Bell Wireline segment.
     Restructuring costs at Bell Aliant consist mainly of employee termination charges related to both voluntary and involuntary workforce reduction initiatives.

OTHER CHARGES

We recorded charges of $124 million in the third quarter of 2010 and $123 million year to date that mainly relate to the CRTC’s decision to include interest and other amounts in our deferral account balance.
     We recorded charges of $153 million in the third quarter of 2009 and $169 million for the nine months ended September 30, 2009. The charges primarily relate to the Supreme Court of Canada decision rendered in September 2009 to uphold the CRTC’s decision that the balance of $152 million remaining in our deferral account could be used for uneconomic broadband expansion or returned to customers.

Note 4: Other (Expense) Income

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2010	2009	2010	2009

Gains on investments	1	36	136	38
Securitization losses	(3)	(6)	(13)	(21)
Premium on redemption of debt	(11)	(29)	(11)	(45)
Other	(6)	(25)	9	(18)

Other (expense) income	(19)	(24)	121	(46)

GAINS ON INVESTMENTS

A gain of $125 million was realized in the first quarter of 2010 on the sale of certain of our publicly-traded investments for proceeds of approximately $118 million, mainly from our investment in SkyTerra Communications Inc. As a result, we reclassified unrealized gains of $125 million from other comprehensive income to other income. We used the average cost method to determine the gain.

PREMIUM ON REDEMPTION OF DEBT

On September 13, 2010, Bell Aliant redeemed early $345 million principal amount of its 4.72% medium-term notes which were due on September 26, 2011, out of a total outstanding principal amount of $750 million. We incurred an $11 million charge for the premium cost of early redemption.
     On July 30, 2009, Bell Canada early redeemed all of its 5.5% Series M-16 debentures, issued under its 1997 trust indenture, having an outstanding principal amount of $600 million, which were due on August 12, 2010. We incurred a $29 million charge for the premium cost on early redemption.
     On June 8, 2009, BCE Inc. early redeemed its 7.35% Series C Notes, with an outstanding principal amount of $650 million, which were due on October 30, 2009. We incurred a $16 million charge for the premium cost on early redemption.

38  BCE INC.  Q3 2010  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 5: Income Taxes

For the three and nine months ended September 30, 2010 and September 30, 2009, various uncertain tax positions were resolved, which resulted in the reversal of future income tax liabilities.

Note 6: Earnings Per Share

The following table is a reconciliation of the components used in the calculation of basic and diluted earnings per common share from continuing operations.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2010	2009	2010	2009

Earnings from continuing operations
Earnings from continuing operations	555	584	1,809	1,372
Dividends on preferred shares	(27)	(26)	(83)	(81)

Earnings from continuing operations – basic	528	558	1,726	1,291

Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	756.7	767.2	760.7	774.8
Assumed exercise of stock options(1)	0.6	–	0.4	–

Weighted average number of common shares outstanding – diluted	757.3	767.2	761.1	774.8

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that would not be exercised because their exercise price is higher than the average market value of a BCE Inc. common share. The number of excluded options was 3,476,195 and 3,494,445 in the third quarter and nine months of 2010, respectively, compared to 11,008,282 for both the third quarter and nine months of 2009.

Note 7: Share Capital

	2010 NCIB		2008/2009 NCIB
(in millions)	AT SEPTEMBER 30, 2010		AT DECEMBER 31, 2009

	NUMBER OF	TOTAL	NUMBER OF	TOTAL
	SHARES	COST	SHARES	COST

Shares repurchased and cancelled	12.6	375.0	40.0	986.0

2010 NORMAL COURSE ISSUER BID (NCIB) PROGRAM

On December 17, 2009, BCE Inc. announced its plan to repurchase up to $500 million of its outstanding common shares through a NCIB to be executed over the course of 2010. On the same date, the Toronto Stock Exchange approved the 2010 NCIB program.
     During the three and nine months ended September 30, 2010, BCE Inc. repurchased and cancelled a total of 4.1 million and 12.6 million common shares, respectively, for a total cost of $125 million and $375 million, respectively. Of the total cost of $375 million, $211 million represents stated capital and $15 million represents a reduction of contributed surplus attributable to these common shares. The remaining $149 million was charged to the deficit.

2008/2009 NCIB PROGRAM

On December 12, 2008, BCE Inc. announced its plan to repurchase up to 5% of its outstanding common shares through a NCIB. On December 19, 2008, the Toronto Stock Exchange approved the 2008/2009 NCIB program. In December 2008, BCE Inc. repurchased a total of 7.5 million common shares.
     In 2009, BCE Inc. repurchased a total of 32.5 million common shares and cancelled 36 million common shares for a total cost of $894 million. Of the total cost, $606 million represents stated capital and $44 million reduced contributed surplus attributable to these common shares. The remaining $244 million was charged to the deficit.
     The total cost of the program was $986 million and the program was completed in May 2009.

BCE INC.  Q3 2010  QUARTERLY REPORT  39

Notes to Consolidated Financial Statements

Note 8: Stock-Based Compensation Plans

STOCK OPTIONS

				WEIGHTED AVERAGE GRANT		WEIGHTED AVERAGE
	NUMBER OF OPTIONS			DATE FAIR VALUE		EXERCISE PRICE

	NON-VESTED	VESTED	TOTAL	NON-VESTED	VESTED	NON-VESTED	VESTED	TOTAL

Outstanding, January 1, 2010	2,500,000	8,798,239	11,298,239	$4	$5	$28	$34	$32
Exercised	–	(969,358)	(969,358)	–	$4	–	$29	$29
Vested	(845,000)	845,000	–	$4	$4	$31	$31	–
Forfeited	(47,500)	(315,266)	(362,766)	$4	$7	$31	$36	$36
Expired	–	(1,045,238)	(1,045,238)	–	–	–	$40	$40

Outstanding, September 30, 2010	1,607,500	7,313,377	8,920,877	$4	$5	$27	$33	$32

RESTRICTED SHARE UNITS (RSUs)

NUMBER OF RSUs

Outstanding, January 1, 2010	7,215,338
Granted	85,623
Dividends credited	314,251
Forfeited	(88,098)

Outstanding, September 30, 2010	7,527,114

For the three and nine months ended September 30, 2010, we recorded compensation expense for RSUs of $25 million and $66 million, respectively. For the three and nine months ended September 30, 2009, we recorded compensation expense for RSUs of $21 million and $66 million, respectively.

Note 9: Accumulated Other Comprehensive Income

The following table summarizes the changes in the balance of each classification within accumulated other comprehensive income (loss).

	AVAILABLE-	DERIVATIVES		ACCUMULATED
	FOR-SALE	DESIGNATED		OTHER
	FINANCIAL	AS CASH FLOW		COMPREHENSIVE
	ASSETS	HEDGES	CTA	INCOME (LOSS)

Balance in accumulated other comprehensive income (loss) at December 31, 2009	123	(29)	(2)	92

Details of other comprehensive income (net of non-controlling interest)
Unrealized gains and losses	1	5	1	7
Reclassification adjustments included in earnings	(125)	36	–	(89)
Income taxes on reclassification adjustments included in earnings	–	(9)	–	(9)

Other comprehensive (loss) income for the period ended September 30, 2010	(124)	32	1	(91)

Balance in accumulated other comprehensive (loss) income at September 30, 2010	(1)	3	(1)	1

The estimated net amount of unrealized gains reported in accumulated other comprehensive income that is expected to be reclassified to earnings within the next 12 months as a result of maturity of 2010 and 2011 cash flow hedges is a pre-tax loss of $7 million. The market value of the hedge will be reclassified to earnings when the corresponding U.S. dollar-denominated expenditure is incurred.
     The effect of a 10% change in the CAD/USD dollar exchange rate on the value of our foreign currency derivatives is $87 million and would be recorded in other comprehensive income.

40  BCE INC.  Q3 2010  QUARTERLY REPORT

Notes to Consolidated Financial Statements

     The following table provides further details on our outstanding foreign currency derivative instruments at September 30, 2010 and December 31, 2009.

			AMOUNTS		AMOUNTS
	TYPE OF	BUY	TO RECEIVE	SELL	TO PAY
	HEDGE	CURRENCY	IN USD	CURRENCY	IN CAD	MATURITY	HEDGED ITEM

At September 30, 2010	Fair Value	USD	200	CAD	269	2010	Debt due within one year
	Cash Flow	USD	57	CAD	84	2013	Long-term debt
	Cash Flow	USD	140	CAD	152	2010	Purchase commitments
	Cash Flow	USD	595	CAD	609	2011	Purchase commitments
	Cash Flow	USD	485	CAD	495	2012	Purchase commitments
	Economic	USD	36	CAD	37	2010	Purchase commitments
	Economic	USD	135	CAD	136	2011	Purchase commitments

			1,648		1,782

At December 31, 2009	Fair Value	USD	200	CAD	269	2010	Debt due within one year
	Cash Flow	USD	67	CAD	98	2013	Long-term debt
	Cash Flow	USD	575	CAD	647	2010	Purchase commitments
	Economic	USD	125	CAD	132	2010	Purchase commitments

			967		1,146

Note 10: Employee Benefit Plans

We provide pension and other post-employment benefits for most of our employees. These include defined benefit (DB) pension plans and defined contribution (DC) pension plans.

NET BENEFIT PLANS COST

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2010	2009	2010	2009

Pension benefits
DB plans cost(1)	(37)	(57)	(71)	(175)
DC plans cost	(11)	(11)	(36)	(34)
Other post-employment benefits cost	(17)	(18)	(52)	(53)

Net benefit plans cost(2)	(65)	(86)	(159)	(262)

(1)	Includes a reversal of a pension valuation allowance of $51 million for the nine months ended September 30, 2010.
(2)	Net benefit plans cost is included as part of selling, general and administrative expenses in the statement of operations.

DB PLANS COST

	THREE MONTHS				NINE MONTHS

FOR THE PERIOD ENDED	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
SEPTEMBER 30	2010	2009	2010	2009	2010	2009	2010	2009

Current service cost	(46)	(43)	(2)	(2)	(139)	(132)	(5)	(6)
Interest cost on accrued benefit obligation	(221)	(223)	(24)	(24)	(666)	(669)	(73)	(74)
Expected return on plan assets	242	221	3	3	724	661	10	9
Amortization of past service (costs) credits	(1)	(2)	7	6	(4)	(4)	19	20
Amortization of net actuarial losses	(7)	(21)	–	–	(25)	(63)	(2)	(1)
Amortization of transitional asset (liability)	–	1	(1)	(1)	–	2	(1)	(1)
(Decrease) increase in valuation allowance(1)	(4)	10	–	–	39	30	–	–

DB plans cost	(37)	(57)	(17)	(18)	(71)	(175)	(52)	(53)

(1)	Includes a reversal of a pension valuation allowance of $51 million for the nine months ended September 30, 2010.

BCE INC.  Q3 2010  QUARTERLY REPORT  41

Notes to Consolidated Financial Statements

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other post-employment future benefit plans.

	THREE MONTHS				NINE MONTHS

FOR THE PERIOD	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
ENDED SEPTEMBER 30	2010	2009	2010	2009	2010	2009	2010	2009

Bell Canada	(74)	(63)	(23)	(23)	(311)	(188)	(67)	(66)
Bell Aliant	(41)	(36)	(2)	(2)	(103)	(95)	(6)	(6)

Total	(115)	(99)	(25)	(25)	(414)	(283)	(73)	(72)

Comprised of:
Contributions to DB plans	(106)	(89)	(25)	(25)	(381)	(251)	(73)	(72)
Contributions to DC plans	(9)	(10)	–	–	(33)	(32)	–	–

Note 11: Commitments and Contingencies

LITIGATION

Teleglobe Lawsuits

As discussed in Note 24 of BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2009, BCE Inc. and certain former directors and/or officers of Teleglobe Inc. and certain of its subsidiaries were defendants in three lawsuits described under the headings Kroll Restructuring Lawsuit, Teleglobe Inc. Unsecured Creditors Lawsuit and Teleglobe Inc. Plan Administrator Lawsuit. On April 7, 2010, the parties agreed to settle these lawsuits, subject to approval by the U.S. Bankruptcy Court for the District of Delaware, which approval was obtained on August 12, 2010. In addition, as discussed in more detail in the above-mentioned Note 24, BCE Inc. was defendant in a lawsuit described under the heading Teleglobe Lending Syndicate Lawsuit. On November 3, 2010, the parties agreed to settle that lawsuit, which settlement remains subject to execution by all parties of customary releases and discharge. In advance of these settlements, BCE Inc. and its insurers settled related coverage issues and, as a result, the settlement of these lawsuits has no material effect on the consolidated financial position or results of operations of BCE. Only the BNP Paribas (Canada) lawsuit remains outstanding.

Class Action Concerning Bell Canada and Bell Mobility Inc. (Bell Mobility) Late Payment Charges

As discussed in Note 24 of BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2009, Bell Canada and Bell Mobility were defendants in a class action instituted on April 11, 2008 seeking the repayment of certain late payment charges and the payment of punitive damages. On March 29, 2010, the parties agreed to settle this lawsuit, subject to approval by the Québec Superior Court. On June 17, 2010, the Québec Superior Court approved the settlement. The settlement was recognized in the second quarter and had no material effect on the consolidated financial position or results of operations of BCE.

42  BCE INC.  Q3 2010  QUARTERLY REPORT

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